UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

Exhibit No.	Description

EX-2.1	Senior Unsecured Japanese Yen Term Loan Credit Agreement dated as of March 22, 2017, by and among Teva Pharmaceutical Industries Limited, Teva Holdings K.K., the lenders party thereto and Sumitomo Mitsui Banking Corporation

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries, and references to “revenues” refer to net revenues. References to “U.S. dollars,” “U.S. $” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. References to “MS” are to multiple sclerosis. Market data, including both sales and share data, are based on information provided by IMS Health Inc., a provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to “ROW” are to our Rest of the World markets. References to “Actavis Generics” are to the generic pharmaceuticals business we purchased from Allergan plc on August 2, 2016. References to “P&G” are to The Procter & Gamble Company, and references to “PGT” are to PGT Healthcare, the joint venture we formed with P&G. References to “R&D” are to Research and Development, to “S&M” are to Selling and Marketing and to “G&A” are to General and Administrative.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

(Unaudited)

	March 31,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$900	$988
Trade receivables	7,264	7,523
Inventories	4,999	4,954
Prepaid expenses	960	1,362
Other current assets	669	1,293
Assets held for sale	43	841

Total current assets	14,835	16,961
Deferred income taxes	747	725
Other non-current assets	1,319	1,235
Property, plant and equipment, net	8,160	8,073
Identifiable intangible assets, net	21,189	21,487
Goodwill	45,026	44,409

Total assets	$91,276	$92,890

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$1,942	$3,276
Sales reserves and allowances	7,500	7,839
Trade payables	2,378	2,157
Employee-related obligations	660	859
Accrued expenses	2,500	3,405
Other current liabilities	923	867
Liabilities held for sale	—	116

Total current liabilities	15,903	18,519
Long-term liabilities:
Deferred income taxes	5,291	5,215
Other taxes and long-term liabilities	1,643	1,639
Senior notes and loans	32,694	32,524

Total long-term liabilities	39,628	39,378

Commitments and contingencies, see note 16
Total liabilities	55,531	57,897

Equity:
Teva shareholders’ equity:
Preferred shares of NIS 0.10 par value per mandatory convertible preferred share; March 31, 2017 and December 31, 2016: authorized 5.0 million shares; issued 3.7 million shares	3,620	3,620
Ordinary shares of NIS 0.10 par value per share; March 31, 2017 and December 31, 2016: authorized 2,500 million shares; issued 1,123 million shares	54	54
Additional paid-in capital	23,410	23,409
Retained earnings	13,809	13,607
Accumulated other comprehensive loss	(2,714)	(3,159)
Treasury shares as of March 31, 2017 and December 31, 2016 —107 million ordinary shares and 108 million ordinary shares, respectively	(4,156)	(4,194)

	34,023	33,337

Non-controlling interests	1,722	1,656

Total equity	35,745	34,993

Total liabilities and equity	$91,276	$92,890

/s/ DR. Y. PETERBURG	/s/ E. DESHEH
Dr. Y. Peterburg	E. Desheh
Interim President and Chief Executive Officer	Group Executive Vice President, Chief Financial Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

(Unaudited)

	Three months ended
	March 31,
	2017	2016
Net revenues	$5,630	$4,810
Cost of sales	2,811	2,019

Gross profit	2,819	2,791
Research and development expenses	457	389
Selling and marketing expenses	971	839
General and administrative expenses	236	304
Impairments, restructuring and others	240	119
Legal settlements and loss contingencies	20	(25)

Operating income	895	1,165
Financial expenses, net	207	298

Income before income taxes	688	867
Income taxes	54	228
Share in (profits) losses of associated companies, net	(7)	6

Net income	641	633
Net loss attributable to non-controlling interests	(4)	(3)

Net income attributable to Teva	645	636

Dividends on preferred shares	65	66

Net income attributable to ordinary shareholders	$580	$570

Earnings per share attributable to ordinary shareholders:
Basic	$0.57	$0.62

Diluted	$0.57	$0.62

Weighted average number of shares (in millions):
Basic	1,016	913

Diluted	1,017	920

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in millions)

(Unaudited)

	Three months ended
	March 31,
	2017	2016
Net income	$641	$633
Other comprehensive income (loss), net of tax:
Currency translation adjustment	466	255
Unrealized gain (loss) from derivative financial instruments, net	8	(336)
Unrealized gain (loss) from available-for-sale securities, net	54	(199)
Unrealized gain (loss) on defined benefit plans	(13)	—

Total other comprehensive income (loss)	515	(280)

Total comprehensive income	1,156	353
Comprehensive income (loss) attributable to the non-controlling interests	66	(2)

Comprehensive income attributable to Teva	$1,090	$355

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended
	March 31,
	2017	2016
Operating activities:
Net income	$641	$633
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	480	305
Net change in operating assets and liabilities	(463)	189
Deferred income taxes – net and uncertain tax positions	(217)	(51)
Stock-based compensation	40	24
Net gain from sale of long-lived assets and investments	(39)	—
Venezuela impairment of net monetary assets	14	246
Impairment of long-lived assets	11	13
Other items	3	7
Research and development in process	—	10

Net cash provided by operating activities	470	1,376

Investing activities:
Proceeds from sales of business, investments and long-lived assets	1,412	2
Purchases of property, plant and equipment	(202)	(172)
Other investing activities	(22)	18
Purchases of investments and other assets	(6)	(29)
Acquisitions of subsidiaries, net of cash acquired	—	(2,236)

Net cash provided by (used in) investing activities	1,182	(2,417)

Financing activities:
Net change in short-term debt	(1,350)	38
Dividends paid on ordinary shares	(346)	(307)
Dividends paid on preferred shares	(65)	(60)
Other financing activities	(7)	(31)
Proceeds from issuance of ordinary shares, net of issuance costs	—	329
Proceeds from issuance of mandatory convertible preferred shares, net of issuance costs	—	329
Repayment of long-term loans and other long-term liabilities	—	(41)
Proceeds from exercise of options by employees	—	13
Proceeds from long-term loans and other long-term liabilities	—	(3)

Net cash provided by (used in) financing activities	(1,768)	267

Translation adjustment on cash and cash equivalents	28	(208)

Net change in cash and cash equivalents	(88)	(982)
Balance of cash and cash equivalents at beginning of period	988	6,946

Balance of cash and cash equivalents at end of period	$900	$5,964

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments necessary to fairly state the financial position and results of operations of Teva. These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the Securities and Exchange Commission (“SEC”). Amounts at December 31, 2016 were derived from the audited balance sheet at that date, but not all disclosures required by generally accepted accounting principles in the United States (“U.S. GAAP”) are included. The results of operations for the three months ended March 31, 2017 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 - Significant accounting policies:

Recently adopted accounting pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued guidance on goodwill impairment testing. The new guidance reduces the complexity of goodwill impairment tests by no longer requiring entities to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Teva adopted the provisions of this update in the first quarter of 2017. As of March 31, 2017 there has been no impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued guidance on the differentiation between acquisitions of assets and businesses. The new guidance dictates that, when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, it should be treated as an acquisition or disposal of an asset. The new guidance also requires that to be considered a business, a set of integrated activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs, without regard as to whether a market participant could replace missing elements. In addition, the new guidance narrows the definition of the term “output” to make it consistent with how outputs are described in the updated revenue recognition guidance. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). Teva adopted the provisions of this update in the first quarter of 2017. As of March 31, 2017 there has been no impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued guidance on the treatment of restricted cash in the statements of cash flows. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). Teva adopted the provisions of this update in the first quarter of 2017. The application of the guidance does not have a material impact on Teva’s consolidated financial statements.

In October 2016, the FASB issued guidance on accounting for consolidation of interests held through related parties that are under common control. The amended guidance designates the primary beneficiary of a variable interest entity (“VIE”) as the reporting entity that has a controlling financial interest in a VIE and, therefore, consolidates the VIE. A reporting entity has an indirect interest in a VIE if it has a direct interest in a related party that, in turn, has a direct interest in the VIE. Teva adopted the provisions of this update in the first quarter of 2017. The application of the guidance does not have a material impact on Teva’s consolidated financial statements.

In October 2016, the FASB issued guidance on income taxes on intra-entity transfers. The guidance eliminates the exception to the recognition requirements under the standard for intra-entity transfers of an asset other than inventory. As a result, an entity should recognize the income tax consequences when the transfer of assets other than inventory occurs. Teva adopted the provisions of this update in the first quarter of 2017. The application of the guidance increased the deferred tax liabilities in the consolidated balance sheet by $31 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

(Unaudited)

Recently issued accounting pronouncements, not yet adopted

In August 2016, the FASB issued guidance on statements of cash flows. The guidance addresses eight specific issues: debt prepayment or debt extinguishment costs; settlement of certain debt instruments; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interest in securitization transactions; and separately identifiable cash flows and application of predominance principle. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In June 2016, the FASB issued guidance on financial instruments. The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In February 2016, the FASB issued guidance on leases. The guidance requires entities to record lease assets and lease liabilities on the balance sheet and disclose key information about leasing arrangements. The guidance will become effective for interim and annual periods beginning on January 1, 2019 (early adoption is permitted) and is required to be adopted at the earliest period presented using a modified retrospective approach. Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In January 2016, the FASB issued guidance which updates certain aspects of recognition, measurement, presentation and disclosure of equity investments. The guidance requires entities to recognize changes in fair value in net income rather than in accumulated other comprehensive income. The guidance will be effective for interim and annual periods beginning on January 1, 2018 (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. Under the new standard, a good or service is transferred to the customer when (or as) the customer obtains control of the good or service, which differs from the risk and rewards approach under current guidance. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March, April and May 2016, the FASB issued three additional updates regarding identifying performance obligations and licensing, certain principal versus agent considerations, and various narrow scope improvements based on practical questions raised by users. The guidance may be adopted through either retrospective application to all periods presented in the financial statements (full retrospective approach) or through a cumulative effect adjustment to retained earnings at the effective date (modified retrospective approach). The guidance will be effective for the fiscal periods beginning on January 1, 2018 (early adoption is permitted).

While Teva has not yet completed its final review of the impact of the new standard, Teva does not currently anticipate a material impact on its revenue recognition practices. We continue to review variable consideration and potential disclosures to complete our evaluation of the impact on our consolidated financial statements. In addition we continue to monitor additional changes, modifications, clarifications or interpretations which may impact our current conclusions. Teva expects to adopt the new standard using the modified retrospective approach.

NOTE 3 – Certain transactions:

a.	Business transactions:

Actavis Generics and Anda acquisitions:

On August 2, 2016, Teva consummated its acquisition of Allergan plc’s (“Allergan”) worldwide generic pharmaceuticals business (“Actavis Generics”). At closing, Teva transferred to Allergan consideration of approximately $33.4 billion in cash and approximately 100.3 million Teva shares. The acquisition significantly expanded Teva’s generics product portfolio and pipeline, R&D capabilities and global operational network.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

On October 3, 2016, Teva consummated the acquisition of Anda Inc. (“Anda”), the fourth largest distributor of generic pharmaceuticals in the United States, from Allergan, for cash consideration of $500 million. The purchase is a transaction related to the Actavis Generics acquisition, and as such the purchase price accounting and related disclosures were treated on a combined basis.

In July 2016, Teva completed debt issuances for an aggregate principal amount of $20.4 billion, or $20.3 billion in net proceeds, consisting of senior notes with aggregate principal amounts of $15 billion, € 4 billion and CHF 1 billion and maturities of between two to 30 years. The effective average interest rate of these notes is 2.32% per annum.

At the closing of the Actavis Generics acquisition, Teva borrowed $5 billion under its term loan facility with a syndicate of banks. The term facility is split into two tranches of $2.5 billion each, with the first tranche maturing in 2018 and the second tranche maturing in 2020 with payment installments each year (see note 11). In addition, Teva terminated its $22 billion bridge loan credit agreement.

Teva financed the cash consideration with the amounts mentioned above, in addition to approximately $8.1 billion from cash on hand, including from its December 2015 equity offerings, and borrowings under its syndicated revolving line of credit.

Debt issuance and term loan facilities related costs of approximately $0.1 billion were incurred as part of the financing arrangements, and were capitalized under senior notes and loans in the consolidated balance sheets in 2016. Total equity issuance costs of approximately $0.2 billion related to the transaction were offset against the proceeds received from the issuances.

The following table summarizes the consideration transferred to acquire Actavis Generics and Anda:

Fair value of consideration transferred:

U.S.$ in millions
Cash (1)	$33,878
Ordinary shares (2)	5,065
Contingent consideration (3)	302
Equity based compensation	25

Total fair value of consideration transferred	$39,270

(1)	As a result of a working capital true up adjustment related to the Anda acquisition, a $42 million reduction in the fair value of the consideration transferred to acquire the businesses has been reflected in the first quarter of 2017. The adjustment was not settled in the period, and therefore there is no impact in the current period on the statements of cash flows.
(2)	Represents approximately 100.3 million shares at a price per share of $50.50 at August 1, 2016, which has been adjusted for a lack of marketability discount factor of 5.8%. Beginning on August 2, 2017 Allergan will no longer be prohibited from trading its Teva shares.
(3)	The contingent consideration relates to sharing of profits of one specific product currently in development. Its fair value is based on the estimated future cash outflows, utilizing the same probability assessment that was applied on the related in-process research and development (“IPR&D”).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

The table below summarizes the preliminary estimates of the fair value of the assets acquired and liabilities assumed and resulting goodwill. These values are not yet finalized and are subject to change, which could be significant. The amounts recognized and associated amortization periods will be finalized as the information necessary to complete the analyses is obtained, but no later than one year from the acquisition date (“the measurement period”).

Recognized amounts of identifiable assets acquired and liabilities assumed:

U.S.$ in millions

	Preliminary values at December 31, 2016	Measurement period adjustments	Preliminary values at March 31, 2017
Cash and cash equivalents	$84	$—	$84
Trade receivables (1)	3,211	34	3,245
Inventories	1,670	1	1,671
Other current assets (2)	2,050	(8)	2,042
Property, plant and equipment	1,370	22	1,392
Other non-current assets	24	—	24
Identifiable intangible assets: (3)
Product rights (4)	8,640	(682)	7,958
Trade names	417	—	417
In-process research and development	5,006	407	5,413
Goodwill	24,192	390	24,582

Total assets acquired	46,664	164	46,828

Sales reserves and allowances	1,988	49	2,037
Trade payables	441	—	441
Employee related obligations	134	13	147
Accrued expenses (5)	920	37	957
Other current liabilities	376	(22)	354
Deferred income taxes and other non-current liabilities	3,493	129	3,622

Total liabilities assumed	7,352	206	7,558

Net assets acquired (6)	$39,312	$(42)	$39,270

(1)	As of the acquisition date, the fair value of trade receivables approximated the book value acquired. The gross contractual amount receivable was $3,347 million, of which approximately $102 million was not expected to be collected.
(2)	Other current net assets related to divestitures were approximately $1,647 million.
(3)	The fair value adjustment estimate of identifiable intangible assets is preliminary and is determined using the “income approach,” which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life.
(4)	The estimated weighted average amortization period of the acquired product rights is 12 years.
(5)	In the ordinary course of business, Actavis Generics incurred contingent and other liabilities. Except as specifically excluded by the relevant accounting standard, contingencies are required to be measured at fair value as of the acquisition date. A liability of $524 million for litigation matters was assumed by Teva in connection with the acquisition. Refer further to note 16 for contingencies.
(6)	The reduction in the estimated fair value of the net assets acquired is a result of a working capital true up adjustment related to the Anda business.

Goodwill is largely attributable to expected synergies following the acquisitions, as well as future economic benefits arising from other assets acquired that could not be separately recognized at this time. Goodwill is not deductible for tax purposes, and was allocated to the generic medicines segment and other activities, see note 7.

Purchase price allocated to intangibles primarily represents developed products already marketed and IPR&D. Approximately $8.0 billion was allocated from the purchase price to developed products and $5.4 billion to IPR&D.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

For both developed products and IPR&D, net cash flows were discounted to present values, using a range of discount rates from 6.5% to 13%. Other assumptions reflect stage of development, nature and timing of efforts for completion, and other risks and uncertainties. Identifiable intangible assets were valued using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This uses a forecast of expected cash flows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

IPR&D represents development in process which as of the closing date, had substance, where process to date is more than insignificant but had not yet reached completeness. As it relates to this acquisition, Teva considered all products that had at least begun processing the testing to demonstrate bioequivalence but had not yet received final approval from the Food and Drug Administration (“FDA”) to be part of IPR&D. There are approximately 200 products and/or product groups included in this allocation. A probability of success factor was used to reflect inherent technological and regulatory risks.

The measurement period adjustments related to the identifiable intangible assets acquired represent the impact of updated cash flow projections on the fair value of the assets. The updated projections incorporated additional information obtained subsequent to the closing of the transaction, which included updated product and market based assumptions. The resulting reduction of amortization of product rights from the date of the acquisition’s consummation is not material to the consolidated financial statements.

The final cash consideration for the Actavis Generics acquisition is subject to certain net working capital adjustments. Following the terms of the agreement, Teva submitted an adjustment for $1.4 billion with regards to a working capital true up. The final amount of any contractual adjustment will be determined in arbitration, as provided for in the agreement, and it could be significantly lower than the amount submitted. No amount for the working capital true up has been recorded as a purchase price adjustment to date. Any amount recovered from the working capital true up before the end of the measurement period would be a reduction to purchase price and associated goodwill. Amounts recovered after the measurement period would be recorded as a gain in net income.

In order to complete the Actavis Generics acquisition, Teva was required by the U.S. Federal Trade Commission (“FTC”) to divest certain Actavis Generics and Teva products. On October 5, 2016, Teva entered into an agreement to sell certain assets and operations of Actavis Generics in the U.K. and Ireland, and the transaction closed on January 9, 2017. Net proceeds from the sale of the assets amounted to $677 million. As a result of the devaluation of the British pound, the transactional currency, against the U.S. dollar, a capital loss of $52 million was recognized during the period in general and administrative expenses. The currency translation impact was reclassified to the statements of income out of accumulated other comprehensive income (see note 10). The table below summarizes the major classes of assets and liabilities included as held for sale as at December 31, 2016.

Carrying amounts of major classes of assets included as held for sale:

U.S.$ in millions
Trade receivables	$59
Inventories	63
Other current assets	1
Deferred income taxes	7
Property, plant and equipment, net	36
Identifiable intangible assets, net	633

Total assets of the disposal group classified as held for sale in the consolidated balance sheets	$799

Trade payables and accrued expenses	$83
Other current liabilities	10
Other taxes and long-term liabilities	23

Total liabilities of the disposal group classified as held for sale in the consolidated balance sheets	$116

In addition, assets held for sale at December 31, 2016 include other divestitures related to the acquisition of Actavis Generics, which are not significant to Teva.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Other 2016 transactions:

During the year ended December 31, 2016, Teva entered into other transactions for aggregate cash consideration of $2.3 billion and non-cash consideration with a fair value of $1.8 billion. Goodwill recognized for these transactions is not deductible for tax purposes.

Pro forma financial information for the following transactions was not significant, individually or collectively, when compared with Teva’s financial results.

Japanese business venture:

On April 1, 2016, Teva and Takeda Pharmaceutical Company Limited (“Takeda”) established Teva Takeda Yakuhin Ltd. (“Teva Takeda”), a new business venture in Japan. The business venture combined Teva’s Japanese generics business with Takeda’s portfolio of off-patent products, leveraging Takeda’s leading brand reputation and strong distribution presence in Japan with Teva’s expertise in supply chain, operational network, infrastructure and R&D, to meet the wide-ranging needs of patients and growing importance of generics in Japan through the provision of off-patent medicines.

Teva assigned 49% in the business venture to Takeda in consideration of the contribution of its off-patented products business in Japan. The business venture was consolidated in Teva’s financial statements commencing April 1, 2016. Takeda’s interest in the business venture is accounted for under net income (loss) attributable to non-controlling interests.

The table below summarizes the fair value of the assets acquired and liabilities assumed and resulting goodwill, as finalized in the first quarter of 2017. Teva recorded net assets acquired of $1.8 billion and non-controlling interests of $1.6 billion, with the difference recorded under Teva shareholders’ equity.

Recognized amounts of identifiable assets acquired and liabilities assumed:

U.S.$ in millions
Inventories	$134
Identifiable intangible assets:
Product and marketing rights (1)	1,491
Goodwill	698

Total assets acquired	$2,323

Deferred income taxes	498

Total liabilities assumed	498

Net assets acquired	$1,825

(1)	The weighted average amortization period of the acquired product and marketing rights is approximately 15 years.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized. Specifically, goodwill recorded as part of the Teva Takeda business venture is attributable to expected specific synergies and market benefits that could not be individually identified and separately recognized, and was allocated to the generics segment.

Rimsa

On March 3, 2016, Teva completed the acquisition of Representaciones e Investigaciones Médicas, S.A. de C.V. (“Rimsa”), a pharmaceutical manufacturing and distribution company in Mexico, for $2.3 billion, in a cash free, debt free set of transactions. Teva financed the transaction using cash on hand.

Following the closing of the acquisition, Teva identified issues concerning Rimsa’s pre-acquisition quality, manufacturing and other practices, at which point the Company began an assessment of the extent and cost of remediation required to return its products to the market. In September 2016, two lawsuits were filed: a pre-emptive suit by the Rimsa sellers against Teva, and Teva’s lawsuit alleging fraud and breach of contract against the Rimsa sellers. The Rimsa sellers subsequently dismissed their lawsuit, and the dismissal was approved by court order on December 20, 2016. Teva’s lawsuit against the Rimsa sellers remains outstanding.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

During the fourth quarter of 2016, Teva completed its assessment of the implications of the identified issues on the intended synergies and integration of the acquisition, resulting in a comprehensive remediation plan and an impairment test over the goodwill acquired.

As a result of the alleged fraud, and given the required level of senior management’s attention to execute the remediation plan, Teva concluded that the rarity of the circumstances warranted the evaluation of Rimsa as a separate reporting unit. Accordingly, in 2016 goodwill resulting from the Rimsa acquisition was tested for impairment at this level, and an impairment charge of $900 million on goodwill was recorded.

Teva continues to monitor the execution of the remediation plan and related milestones. Critical to the plan are the timing and costs to remediate the facility and its product files. As all files required revalidation efforts in order to commence sales, all were classified as IPR&D. If it is determined that remediation will not be completed within the expected timeframe, Teva may conclude that additional impairment is necessary.

The table below summarizes the fair value of the assets acquired and liabilities assumed and resulting goodwill, prior to any goodwill impairments. The amounts were finalized in the first quarter of 2017. The measurement period adjustments since December 31, 2016 were not material to Teva’s consolidated financial statements.

Recognized amounts of identifiable assets acquired and liabilities assumed:

U.S.$ in millions
Current assets (1)	$97
Other non-current assets	144
Identifiable intangible assets:
In-process research and development (2)	338
Goodwill	1,933

Total assets acquired	$2,512

Current liabilities	123
Deferred taxes and other non-current liabilities	68

Total liabilities assumed	191

Net assets acquired	$2,321

(1)	As of the acquisition date, the fair value of trade receivables approximated the book value acquired. The gross contractual amount receivable was $47 million, of which $3 million was not expected to be collected.
(2)	The value of research and development in-process was calculated using cash flow projections discounted for the inherent risk in the projects.

Goodwill attributable to the acquisition following the updated valuations represents the expected benefits from Teva’s increased presence in the Mexican market, and was allocated to the generics operating segment.

b.	Other significant agreements:

The Company has entered into alliances and other arrangements with third parties to acquire rights to products it does not have, to access markets it does not operate in and to otherwise share development costs or business risks. The Company’s most significant agreements of this nature are summarized below.

AttenukineTM

In December 2016, Teva entered into a license agreement for research, development, manufacture and commercializing of AttenukineTM with a subsidiary of Takeda. Teva received a $30 million upfront payment. The agreement stipulates additional milestone payments of up to $280 million, as well as royalties.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Ninlaro®

In November 2016, Teva entered into an agreement to sell its royalties and other rights in Ninlaro® (ixazomib) to a subsidiary of Takeda, for a $150 million upfront payment to Teva, with additional consideration of up to $150 million dependent on future sales. Teva was entitled to these royalties pursuant to an agreement from 2014 assigning the Ninlaro® patents to an affiliate of Takeda in consideration of milestone payments and sales royalties. In the first quarter of 2017, Teva received a $75 million payment which was recognized in revenue for the period.

Celltrion

In October 2016, Teva and Celltrion, Inc. (“Celltrion”) entered into a collaborative agreement to commercialize two of Celltrion’s biosimilar products in development for the U.S. and Canadian markets. Teva paid Celltrion $160 million, of which up to $60 million is refundable or creditable under certain circumstances. Teva and Celltrion will share the profit from the commercialization of these products.

Regeneron

In September 2016, Teva and Regeneron Pharmaceuticals, Inc. (“Regeneron”) entered into a collaborative agreement to develop and commercialize Regeneron’s pain medication product, fasinumab. Teva and Regeneron share equally in the global commercial benefits of this product, as well as ongoing associated research and development costs of approximately $1 billion. Teva paid an upfront payment of $250 million to Regeneron as part of the agreement.

NOTE 4 – Inventories:

Inventories consisted of the following:

	March 31,	December 31,
	2017	2016
	U.S. $ in millions
Finished products	$2,865	$2,832
Raw and packaging materials	1,345	1,385
Products in process	568	538
Materials in transit and payments on account	221	199

	$4,999	$4,954

NOTE 5 - Property, plant and equipment:

Property, plant and equipment, net, consisted of the following:

	March 31,	December 31,
	2017	2016
	(U.S. $ in millions)
Machinery and equipment	$5,845	$5,748
Buildings	3,413	3,331
Computer equipment and other assets	1,849	1,774
Payments on account	588	634
Land (1)	450	439

	12,145	11,926
Less—accumulated depreciation	3,985	3,853

	$8,160	$8,073

(1)	Land includes long-term leasehold rights in various locations, with useful lives of between 30 and 99 years.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

NOTE 6 - Identifiable intangible assets:

Identifiable intangible assets consisted of the following:

	Original amount net of impairment		Accumulated amortization		Amortized balance
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2017	2016	2017	2016	2017	2016
	(U.S. $ in millions)
Product rights	$18,065	$18,180	$6,795	$6,460	$11,270	$11,720
Trade names	590	625	27	41	563	584
Research and development in process	9,356	9,183	—	—	9,356	9,183

Total	$28,011	$27,988	$6,822	$6,501	$21,189	$21,487

Product rights and trade names are assets presented at amortized cost. These assets represent a portfolio of pharmaceutical products from various categories with a weighted average life of approximately 11 years. Amortization of intangible assets amounted to $321 million and $993 million in the three months ended March 31, 2017 and year ended December 31, 2016, respectively, and are recorded in earnings, as relevant, under cost of sales and selling and marketing expenses, depending on the nature of the asset.

Impairment of identifiable intangible assets amounted to $2 million and $589 million in the three months ended March 31, 2017 and year ended December 31, 2016, respectively, and are recorded in earnings under impairments, restructuring and others. See note 14.

NOTE 7 - Goodwill:

The changes in the carrying amount of goodwill for the period ended March 31, 2017 were as follows:

	Generics	Specialty	Other	Total
	(U.S. $ in millions)
Balance as of January 1, 2017	$32,863	$9,323	$2,223	$44,409

Changes during the period:
Goodwill adjustments (1)	355	—	—	355
Translation differences	235	22	5	262

Balance as of March 31, 2017	$33,453	$9,345	$2,228	$45,026

(1)	Due to Actavis Generics and Rimsa measurement period adjustments.

As a result of the acquisition of Actavis Generics, Teva conducted an analysis of its business segments, which led to a change to Teva’s segment reporting and goodwill assignment in the fourth quarter of 2016. Teva reallocated goodwill to its adjusted reporting units using a relative fair value approach.

Notwithstanding the recent performance of Teva’s shares on the market, the February 2017 departure of its President and Chief Executive Officer and the announcement of the impending departure of its Chief Financial Officer, management has determined that Teva’s business has not changed in a manner that affects the conclusion that the fair value estimates of its reporting units are greater than their respective carrying amounts.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

NOTE 8 – Earnings per share:

Basic earnings per share is computed by dividing net income attributable to Teva’s ordinary shareholders by the weighted average number of ordinary shares outstanding (including fully vested restricted share units (“RSUs”)) during the period, net of treasury shares.

In computing diluted earnings per share for the three months ended March 31, 2017 and 2016, basic earnings per share was adjusted to take into account the potential dilution that could occur upon the exercise of options and non-vested RSUs granted under employee stock compensation plans, and convertible senior debentures, using the treasury stock method.

Additionally, for the three months ended March 31, 2017, no account was taken of the potential dilution of the mandatory convertible preferred shares amounting to 59 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

NOTE 9 – Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors, when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

Revenues from product sales are recorded net of provisions for estimated chargebacks, rebates, returns, prompt pay discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, as well as other promotional items, such as shelf stock adjustments, are included in sales reserves and allowances (“SR&A”) under “current liabilities.” These provisions are recognized concurrently with the sales of products. Prompt payment discounts are netted against “accounts receivable.”

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest components of sales reserves and allowances. Provisions for chargebacks are determined using historical chargeback experience, expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Rebates are recognized based on contractual obligations in place at the time of sales with consideration given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

Revenue resulting from the achievement of milestone events stipulated in agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract or as a measure of substantive progress towards completion under the contract.

Revenues from licensees, sales of licensed products and technology are recorded in accordance with the contract terms, when third-party sales can be reliably measured and collection of the funds is reasonably assured.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Sales reserves and allowances consisted of the following:

	March 31,	December 31,
	2017	2016
	U.S. $ in millions
Rebates	$2,852	$3,482
Medicaid	1,903	1,729
Chargebacks	1,717	1,584
Returns	813	844
Other	215	200

	$7,500	$7,839

NOTE 10 – Equity:

Accumulated other comprehensive income (loss)

The components of, and changes within, accumulated other comprehensive income attributable to Teva are presented in the table below:

	Net Unrealized Gains/(Losses)			Benefit Plans
	Foreign currency translation adjustments	Available-for- sale securities	Derivative financial instruments	Actuarial gains/(losses) and prior service (costs)/credits	Total
Balance, December 31, 2016	$(2,769)	$(7)	$(302)	$(81)	$(3,159)

Other comprehensive income/(loss) before reclassifications	448	90	2	(9)	531
Amounts reclassified to the statements of income	(52)	(35)	6	1	(80)

Net other comprehensive income/(loss) before tax	396	55	8	(8)	451
Corresponding income tax	—	(1)	—	(5)	(6)

Net other comprehensive income/(loss) after tax*	396	54	8	(13)	445

Balance, March 31, 2017	$(2,373)	$47	$(294)	$(94)	$(2,714)

*	Amounts do not include foreign currency translation adjustments attributable to noncontrolling interests of $70 million gain

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

NOTE 11—Debt obligations

a.	Short-term debt:

	Weighted average interest rate as of March 31, 2017	Maturity	March 31, 2017	December 31, 2016
			(U.S. $ in millions)
Revolving credit facility	LIBOR+1.125%	2017	$260	$1,240
Term loan JPY 20.7 billion	JPY LIBOR+0.25%	2018	185	—
Bank facilities	1.70%	2017	148	15
Convertible debentures	0.25%	2026	514	514
Term loan JPY 8.0 billion	JPY LIBOR+0.223%	2017	—	68
Term loan GBP 510 million	GBP LIBOR+0.7%	2017	—	629
Current maturities of long-term liabilities			835	810

Total short term debt			$1,942	$3,276

Short-term debt has an earliest date of repayment within 12 months.

b. Senior notes and loans:

Long-term debt includes the following:

	Weighted average interest rate as of March 31, 2017	Maturity	March 31, 2017	December 31, 2016
			(U.S. $ in millions)
Senior notes EUR 1,750 million	0.38%	2020	$1,863	$1,834
Senior notes EUR 1,500 million	1.13%	2024	1,590	1,566
Senior notes EUR 1,300 million	1.25%	2023	1,378	1,357
Senior notes EUR 1,000 million	2.88%	2019	1,066	1,050
Senior notes EUR 750 million	1.63%	2028	792	780
Senior notes EUR 700 million	1.88%	2027	744	733
Senior notes USD 3,500 million	3.15%	2026	3,491	3,491
Senior notes USD 3,000 million	2.20%	2021	2,996	2,995
Senior notes USD 3,000 million	2.80%	2023	2,991	2,991
Senior notes USD 2,000 million	1.70%	2019	2,000	2,000
Senior notes USD 2,000 million	4.10%	2046	1,984	1,984
Senior notes USD 1,500 million	1.40%	2018	1,499	1,498
Senior notes USD 844 million	2.95%	2022	867	868
Senior notes USD 789 million	6.15%	2036	781	781
Senior notes USD 700 million	2.25%	2020	700	700
Senior notes USD 613 million	3.65%	2021	625	626
Senior notes USD 588 million	3.65%	2021	587	587
Senior notes CHF 450 million	1.50%	2018	449	442
Senior notes CHF 350 million	0.50%	2022	350	344
Senior notes CHF 350 million	1.00%	2025	350	345
Senior notes CHF 300 million	0.13%	2018	300	295

Fair value hedge accounting adjustments			(3)	(2)

Total senior notes			27,400	27,265

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Term loan USD 2.5 billion	LIBOR +1.125%	2018	2,500	2,500
Term loan USD 2.5 billion	LIBOR +1.25%	2017-2020	2,500	2,500
Term loan JPY 65 billion	0.99%	2017	585	560
Term loan JPY 35 billion	1.42%	2019	313	299
Term loan JPY 35 billion	LIBOR +0.3%	2018	313	299

Total loans			6,211	6,158
Debentures USD 15 million	7.20%	2018	15	15
Other	5.07%	2026	10	9

Total debentures and others			25	24

Less current maturities			(835)	(810)
Derivative instruments			3	2
Less debt issuance costs			(110)	(115)

Total long-term debt			$32,694	$32,524

NOTE 12 – Fair value measurement:

Teva’s financial instruments consist mainly of cash and cash equivalents, investment in securities, current and non-current receivables, short-term debt, current and non–current payables, contingent consideration, senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables and payables approximates their carrying value. The fair value of term loans and bank facilities mostly approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

a. Financial instruments measured at fair value

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Financial items carried at fair value as of March 31, 2017 and December 31, 2016 are classified in the tables below in one of the three categories described above:

	March 31, 2017
	Level 1	Level 2	Level 3	Total
	U.S. $ in millions
Cash and cash equivalents:
Money markets	$13	$—	$—	$13
Cash deposits and other	887	—	—	887
Investment in securities:
Equity securities	226	—	—	226
Structured investment vehicles	—	90	—	90
Other	14	—	17	31
Derivatives:
Asset derivatives - options and forward contracts	—	12	—	12
Asset derivatives - cross currency swaps	—	90	—	90
Liabilities derivatives - options and forward contracts	—	(26)	—	(26)
Liabilities derivatives - interest rate swaps	—	(3)	—	(3)
Contingent consideration*	—	—	(839)	(839)

Total	$1,140	$163	$(822)	$481

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	U.S. $ in millions
Cash and cash equivalents:
Money markets	$24	$—	$—	$24
Cash deposits and other	964	—	—	964
Investment in securities:
Equity securities	842	—	—	842
Structured investment vehicles	—	89	—	89
Other	14	—	17	31
Derivatives:
Asset derivatives - options and forward contracts	—	10	—	10
Asset derivatives - cross-currency swaps	—	88	—	88
Liability derivatives - options and forward contracts	—	(17)	—	(17)
Liability derivatives - interest rate swaps	—	(2)	—	(2)
Contingent consideration*	—	—	(828)	(828)

Total	$1,844	$168	$(811)	$1,201

*	Contingent consideration represents either liabilities or assets recorded at fair value in connection with acquisitions.

Teva determined the fair value of the liability for the contingent consideration based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration is based on several factors, such as: the cash flows projected from the success of unapproved product candidates; the probability of success for product candidates including risks associated with uncertainty regarding achievement and payment of milestone events; the time and resources needed to complete the development and approval of product candidates; the life of the potential commercialized products and associated risks of obtaining regulatory approvals in the U.S. and Europe and the risk adjusted discount rate for fair value measurement.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

The contingent consideration is evaluated quarterly or more frequently if circumstances dictate. Changes in the fair value of contingent consideration are recorded in earnings.

Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liability.

The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	Three months ended March 31, 2017	Year ended December 31, 2016
	U.S. $ in millions
Fair value at the beginning of the period	$(811)	$(811)
Investment in debt securities	—	16
Additional contingent consideration resulting from:
Actavis Generics transaction	—	(302)
Adjustments to provisions for contingent consideration:
Actavis Generics transaction	(34)	18
Labrys transaction	(1)	(6)
Eagle transaction	(5)	(179)
MicroDose transaction	—	(8)
Cephalon transaction	—	(12)
Nupathe transaction	—	122
Settlement of contingent consideration:
Labrys transaction	—	25
Eagle transaction	29	115
Cephalon transaction	—	205
Gecko transaction	—	6

Fair value at the end of the period	$(822)	$(811)

b. Financial instruments not measured at fair value

Financial instruments measured on a basis other than fair value mostly consist of senior notes and convertible senior debentures, and are presented in the below table in terms of fair value:

	Estimated fair value*
	March 31,	December 31,
	2017	2016
	U.S. $ in millions
Senior notes included under long-term liabilities	$26,584	$26,456
Senior notes and convertible senior debentures included under short-term debt	551	569

Total	$27,135	$27,025

*	The fair value was estimated based on quoted market prices, where available.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

c. Investment in securities

The fair value, amortized cost and gross unrealized holding gains and losses of such securities are presented in the below table:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	U.S. $ in millions
March 31, 2017	$360	$304	$88	$32
December 31, 2016	$986	$985	$44	$43

NOTE 13 – Derivative instruments and hedging activities:

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	March 31,	December 31,
	2017	2016
	U.S. $ in millions
Cross-currency swap - cash flow hedge	$588	$588
Cross-currency swap - net investment hedge	500	—
Interest rate swap - fair value hedge	500	500

The following table summarizes the classification and fair values of derivative instruments:

	Fair value
	Designated as hedging instruments		Not designated as hedging instruments
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Reported under	U.S. $ in millions

Asset derivatives:
Other current assets:
Option and forward contracts	$—	$—	$12	$10
Other non-current assets:
Cross-currency swaps - cash flow hedge	87	88	—	—
Cross-currency swaps - net investment hedge	3	—	—	—
Liability derivatives:
Other current liabilities:
Option and forward contracts	—	—	(26)	(17)
Senior notes and loans:
Interest rate swaps - fair value hedge	(3)	(2)	—	—

Derivatives on foreign exchange contracts mainly hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, losses of $47 million and gains of $14 million were recognized under financial expenses, net for the three months ended March 31, 2017 and 2016, respectively. Such losses or gains offset the revaluation of the balance sheet items which are also recorded under financial expenses, net.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

With respect to the interest rate and cross-currency swap agreements, gains of $1 million and $5 million were recognized under financial expenses, net for the three months ended March 31, 2017 and 2016, respectively. Such losses or gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

Commencing in the third quarter of 2015, Teva entered into forward starting interest rate swap and treasury lock agreements designated as cash flow hedges of the U.S. dollar debt issuance in July 2016 (in connection with the closing of the Actavis Generics acquisition).

Certain of the forward starting interest rate swaps and treasury lock agreements matured during the first half of 2016. In July 2016, Teva terminated the remaining forward starting interest rate swaps and treasury lock agreements. The termination of these transactions resulted in a loss position of $493 million, of which $242 million were settled on October 7, 2016 and the remaining amount was settled in January 2017. The change in fair value of these instruments recorded as part of other comprehensive income will be amortized under financial expenses, net over the life of the debt.

With respect to the forward starting interest rate swaps and treasury lock agreements, losses of $7 million were recognized under financial expenses, net for the three months ended March 31, 2017. Such losses mainly reflect the differences between the hedged interest rate and the actual interest rate on the U.S. dollar debt issuance date in July 2016.

In the third quarter of 2016, Teva terminated interest rate swap agreements designated as fair value hedge relating to certain senior notes. Settlement of these transactions resulted in a gain position of $41 million. The fair value hedge accounting adjustments of these instruments recorded under senior notes and loans, will be amortized under financial expenses, net over the life of the debt. With respect to these terminated interest rate swap agreements, gains of $2 million were recognized under financial expenses, net for the three months ended March 31, 2017.

In the fourth quarter of 2016, Teva entered into an interest rate swap agreement designated as fair value hedge relating to its 2.8% senior notes due 2023 with respect to $500 million notional amount of outstanding debt.

In the first quarter of 2017, Teva entered into a cross currency swap agreement maturing in 2020 with respect to $500 million notional amount. The cross currency swap was designated as a net investment hedge of Teva’s euro denominated net assets, in order to reduce the risk of adverse exchange rate fluctuations. The effective portion of the hedge will be determined by looking into changes in spot exchange rate. The change in fair value of the cross currency swap attributable to changes other than those due to fluctuations in the spot exchange rate are excluded from the assessment of hedge effectiveness and such differences are reported directly in the statement of income. The amount recorded in the statement of income in the first quarter of 2017 was not material.

Venezuela

Our operations in Venezuela are increasingly challenging due to instability there. Teva adjusted the exchange rates that it uses for the Venezuelan bolivar twice during 2016 and in February 2017 Teva further updated the exchange rate to 380 bolivar per dollar. Teva is exposed to a potential impairment of its net monetary balance sheet items in Venezuela as it continues to adjust the exchange rate that it uses. As of March 31, 2017, Teva’s net monetary balance sheet items amounted to approximately negative $8 million, including approximately $23 million in cash. In addition, remittance of cash outside of Venezuela is limited. Teva is also exposed to a potential negative impact on its revenues and profits in Venezuela, including due to capital controls and the difficulty of maintaining inventory for sale.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

NOTE 14 – Impairments, restructuring and others:

Impairments, restructuring and others consisted of the following:

	Three months ended
	March 31,
	2017	2016

Restructuring expenses	$130	$19
Capital loss from currency translation	52	—
Integration expenses	23	13
Contingent consideration	21	51
Impairments of long-lived assets	11	13
Acquisition expenses	—	24
Others	3	(1)

Total	$240	$119

Restructuring expenses of $130 million were incurred in the first quarter of 2017, following the integration of Actavis Generics and other efficiency measures. Further integration and other efficiency initiatives may drive additional restructuring expenses throughout the year.

Following FDA actions in 2016, Teva voluntarily discontinued all manufacturing activities at its facility in Godollo, Hungary, in order to assess and remediate quality concerns. Property, plant and equipment balances for this site as of March 31, 2017 amounted to approximately $87 million following an impairment of $80 million recorded during the fourth quarter of 2016. Any actions taken with regards to its Godollo facility may result in further impairments.

Following an FDA audit of Teva’s active pharmaceutical ingredient (“API”) production facility in China in September 2016, Teva received a warning letter from the FDA in April 2017. Teva is in the process of undertaking corrective actions to address both the specific concerns raised by investigators as well as the underlying causes of those concerns. A response has been sent to the FDA.

NOTE 15 – Legal settlements and loss contingencies:

Legal settlements and loss contingencies for the three months ended March 31, 2017 amounted to an expense of $20 million, compared to income of $25 million for the three months ended March 31, 2016. As of March 31, 2017 and December 31, 2016 an accrued amount for legal settlements and loss contingencies of $901 million and $1,525 million, respectively, is recorded in other current liabilities.

NOTE 16 – Contingencies:

General

From time to time, Teva and/or its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to litigation. Teva generally believes that it has meritorious defenses to the actions brought against it and vigorously pursues the defense or settlement of each such action. Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to matters disclosed in this note.

Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of the cases described below, management’s assessments of the likelihood of damages, and the advice of counsel, no provisions have been made regarding the matters disclosed in this note, except as noted below. Litigation outcomes and contingencies are unpredictable, and excessive verdicts can occur. Accordingly, management’s assessments involve complex judgments about future events and often rely heavily on estimates and assumptions.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Based on currently available information, Teva believes that none of the proceedings brought against it described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flows in a given period. In addition, Teva incurs significant legal fees and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Among other things, Teva’s agreements with third parties may require Teva to indemnify them, or require them to indemnify Teva, for the costs and damages incurred in connection with product liability claims, in specified or unspecified amounts.

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. Except as otherwise noted, all third party sales figures given below are based on IMS data.

Intellectual Property Litigation

From time to time, Teva seeks to develop generic versions of patent-protected pharmaceuticals for sale prior to patent expiration in various markets. In the United States, to obtain approval for most generics prior to the expiration of the originator’s patents, Teva must challenge the patents under the procedures set forth in the Hatch-Waxman Act of 1984, as amended. To the extent that Teva seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patents. Teva may also be involved in patent litigation involving the extent to which its product or manufacturing process techniques may infringe other originator or third-party patents.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic version even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva.

The general rule for damages in patent infringement cases in the United States is that the patentee should be compensated by no less than a reasonable royalty, and it may also be able in certain circumstances to be compensated for its lost profits. The amount of a reasonable royalty award would generally be calculated based on the sales of Teva’s generic product. The amount of lost profits would generally be based on the lost sales of the branded product. The launch of an authorized generic and other generic competition may be relevant to the damages calculation. In addition, the patentee may seek consequential damages as well as enhanced damages of up to three times the profits lost by the patent holder for willful infringement, although courts have typically awarded much lower multiples.

Teva is also involved in litigation regarding patents in other countries where it does business, particularly in Europe, where Teva has in recent years increased the number of launches of its generic versions of branded pharmaceuticals prior to the expiration of the innovator’s patents. The laws concerning generic pharmaceuticals and patents differ from country to country. Damages for patent infringement in Europe may include lost profits or a reasonable royalty, but enhanced damages for willful infringement are generally not available.

In December 2012, Endo International (“Endo”) sued Actavis Inc. and Actavis South Atlantic LLC (collectively “Actavis”), subsidiaries of Teva, in New York federal court for infringement of patents expiring in 2023. The lawsuit followed the launch by Actavis of its 7.5 mg and 15 mg oxymorphone extended-release tablets, which were the AB-rated generic versions of the original formulation of Endo’s Opana® ER. According to Endo’s annual report, Opana® ER had net sales of approximately $299 million for the twelve months ended December 31, 2012. In September 2013, Actavis launched additional strengths of its product. In August 2015, the court found two Endo patents valid and infringed, and on April 29, 2016, enjoined Actavis from selling its oxymorphone ER products. Actavis has appealed these rulings. In addition, in November 2014, Endo and Mallinckrodt sued Actavis in Delaware federal court, alleging that sales of the Actavis oxymorphone ER products infringe another patent that expires in 2029, which Endo had licensed from Mallinckrodt. Trial in that case took place in February 2017. Were Endo ultimately to be successful in its allegations of patent infringement, Actavis could be required to pay damages relating to past sales of its oxymorphone ER products and continue to be enjoined from future sales until patent expiration. The amount of damages, if any, would be determined in a separate trial that would be scheduled after resolution of the pending appeal.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

In July 2014, GlaxoSmithKline (“GSK”) sued Teva in Delaware federal court for infringement of a patent expiring in June 2015, which covers GSK’s Coreg® products. Teva and other generic producers began selling their carvedilol tablets (the generic version of Coreg®) in September 2007. At the time of Teva’s launch, annual sales of Coreg® were approximately $1.6 billion. The parties served their first round expert reports in September 2016, including GSK’s confidential damages expert report. Teva vigorously disputes GSK’s claims on the merits and also disputes the amount and nature of GSK’s alleged damages. Rebuttal expert reports, including Teva’s damages report, were served in November 2016. A summary judgment hearing took place on March 24, 2017. Trial, if necessary, is scheduled to commence on June 12, 2017. Were GSK ultimately to be successful in its allegations of patent infringement, Teva could be required to pay damages relating to past sales of its carvedilol products. Teva would be permitted to continue selling its carvedilol products, given that GSK’s patent has expired.

Product Liability Litigation

Teva’s business inherently exposes it to potential product liability claims, and in recent years the number of product liability claims asserted against Teva has increased. Teva maintains a program of insurance, which may include commercial insurance, self-insurance (including direct risk retention), or a combination of both approaches, in amounts and on terms that it believes are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceuticals that are not covered by insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of commercial insurance it desires, or any commercial insurance on reasonable terms, in all of its markets.

Teva and/or its subsidiaries, including Watson Laboratories, Inc. (“Watson”) and Actavis Elizabeth LLC (“Actavis Elizabeth”), have been named as defendants in approximately 4,000 product liability lawsuits brought against them and other manufacturers by approximately 4,400 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the long-term use of metoclopramide (the generic form of Reglan®). The vast majority of the lawsuits are pending in mass tort proceedings in state court in California, Pennsylvania and New Jersey. For over 20 years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing the disorder increases with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia resulting from long-term usage. Teva expects to be dismissed from at least some of the cases on the basis that some plaintiffs cannot demonstrate that they used a Teva product.

In the New Jersey proceeding, the trial court granted the defendants’ motion to dismiss, on federal preemption grounds, all claims other than those based on an alleged failure to timely update the label. The appellate court affirmed this dismissal. On August 22, 2016, following Teva’s appeal of the decision, the New Jersey Supreme Court affirmed with respect to the failure to update claims. On November 21, 2016, Teva filed a petition for a writ of certiorari with the United States Supreme Court, which was denied on April 3, 2017.

In October 2015, Actavis Elizabeth reached an agreement in principle to resolve the vast majority of the cases pending against it. In January 2017, Teva and/or its other subsidiaries involved in the litigation also reached an agreement in principle to resolve the vast majority of the cases pending against them, subject to participation by a certain percentage of plaintiffs. A provision has been included in the financial statements for these matters.

Competition Matters

As part of its generic pharmaceuticals business, Teva has challenged a number of patents covering branded pharmaceuticals, some of which are among the most widely-prescribed and well-known drugs on the market. Many of Teva’s patent challenges have resulted in litigation relating to Teva’s attempts to market generic versions of such pharmaceuticals under the federal Hatch-Waxman Act. Some of this litigation has been resolved through settlement agreements in which Teva obtained a license to market a generic version of the drug, often years before the patents expire.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Teva and its subsidiaries have increasingly been named as defendants in cases that allege antitrust violations arising from such settlement agreements. The plaintiffs in these cases, which are usually direct and indirect purchasers of pharmaceutical products, and often assert claims on behalf of classes of all direct and indirect purchasers, typically allege that (1) Teva received something of value from the innovator in exchange for an agreement to delay generic entry, and (2) significant savings could have realized if there had been no settlement agreement and generic competition had commenced earlier. These class action cases seek various forms of injunctive and monetary relief, including damages based on the difference between the brand price and what the generic price allegedly would have been and disgorgement of profits, which are automatically trebled under the relevant statutes, plus attorneys’ fees and costs. The alleged damages generally depend on the size of the branded market and the length of the alleged delay, and can be substantial – potentially measured in multiples of the annual brand sales – particularly where the alleged delays are lengthy or branded drugs with annual sales in the billions of dollars are involved.

Teva believes that its settlement agreements are lawful and serve to increase competition, and has defended them vigorously. In Teva’s experience to date, these cases have typically settled for a fraction of the high end of the damages sought, although there can be no assurance that such outcomes will continue.

In June 2013, the United States Supreme Court held, in Federal Trade Commission v. Actavis, Inc. (the “AndroGel case”), that a rule of reason test should be applied in analyzing whether such settlements potentially violate the federal antitrust laws. The Supreme Court held that a trial court must analyze each agreement in its entirety in order to determine whether it violates the antitrust laws. This new test has resulted in increased scrutiny of Teva’s patent settlements, additional action by the FTC and state and local authorities, and an increased risk of liability in Teva’s currently pending antitrust litigations.

In April 2006, certain subsidiaries of Teva were named in a class action lawsuit filed in the U.S. District Court for the Eastern District of Pennsylvania. The case alleges that the settlement agreements entered into between Cephalon, Inc., now a Teva subsidiary (“Cephalon”), and various generic pharmaceutical companies in late 2005 and early 2006 to resolve patent litigation involving certain finished modafinil products (marketed as Provigil®) were unlawful because they had the effect of excluding generic competition. The case also alleges that Cephalon improperly asserted its Provigil® patent against the generic pharmaceutical companies. The first lawsuit was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon (the “Direct Purchaser Class”). Similar allegations have been made in a number of additional complaints, including those filed on behalf of a proposed class of end payors of Provigil® (the “End Payor Class”), by certain individual end payors, by certain retail chain pharmacies and by Apotex, Inc. (collectively, these cases are referred to as the “Philadelphia Modafinil Action”). Separately, Apotex challenged Cephalon’s Provigil® patent, and in October 2011, the Court found the patent to be invalid and unenforceable based on inequitable conduct. This decision was affirmed on appeal in April 2013. Teva has either settled or reached agreements in principle to settle with all of the plaintiffs in the Philadelphia Modafinil Action. However, one of the end payors, United Healthcare Services, took the position that it is not bound by the settlement that was agreed to on its behalf and brought a separate action in Minnesota federal court. On February 6, 2017, the Minnesota court granted Teva’s motion to transfer that action to the U.S. District Court for the Eastern District of Pennsylvania, where Teva has also filed suit to enforce the settlement.

In February 2008, following an investigation, the FTC sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition (the “FTC Modafinil Action”).

In addition to the Philadelphia Modafinil Action and the FTC Modafinil Action, the City of Providence (Rhode Island) and the State of Louisiana have also filed lawsuits against Cephalon and other Teva subsidiaries. Teva settled its suit with the City of Providence, and won its motion to dismiss against the State of Louisiana. Cephalon and Teva have also reached a settlement with 48 state attorneys general, which was approved by the court on November 7, 2016. Certain other claimants have given notices of potential claims related to these settlement agreements. Annual sales of Provigil® were approximately $500 million at the time of the settlement agreements, and approximately $1 billion when the first generic modafinil product was launched in March 2012.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

In May 2015, Cephalon entered into a consent decree with the FTC under which the FTC dismissed its claims against Cephalon in the FTC Modafinil Action in exchange for payment of $1.2 billion (less set-offs for prior settlements) by Cephalon and Teva into a settlement fund. The net amount paid into the settlement fund may be (and has been) used to settle certain other related cases, including the claims in the litigations described above, as well as other government investigations. Under the consent decree, Teva also agreed to certain injunctive relief with respect to the types of settlement agreements Teva may enter into to resolve patent litigation in the United States for a period of ten years. If, at the end of the ten years, the entire settlement fund has not been fully disbursed, any amount remaining will be paid to the Treasurer of the United States. In July 2015, Teva made a payment into the settlement fund for the difference of $1.2 billion less the amount of the agreed-upon settlements reached as of that date.

In April 2011, the European Commission opened a formal investigation against both Cephalon and Teva to assess whether the 2005 settlement agreement between the parties might have had the object or effect of hindering the entry of generic modafinil. The Commission has indicated to Teva that it intends to issue a statement that will specify the initial findings of the investigation.

In January 2009, the FTC and the State of California filed a lawsuit in California federal court alleging that a September 2006 patent lawsuit settlement between Watson and Solvay Pharmaceuticals, Inc. (“Solvay”) relating to AndroGel® 1% (testosterone gel) violated the antitrust laws. Additional lawsuits alleging similar claims were later filed by private plaintiffs (including plaintiffs purporting to represent classes of similarly situated claimants), and the various actions were consolidated in a multidistrict litigation in Georgia federal court. In February 2010, the court granted Watson’s motion to dismiss all claims except certain sham litigation claims brought by the private plaintiffs. Those sham litigation claims were later dismissed on summary judgment and appealed to the Eleventh Circuit. In June 2013, the United States Supreme Court reversed the dismissal of the FTC’s reverse-payment claims in the AndroGel decision referenced above, and ordered the case remanded. The Eleventh Circuit also remanded the private plaintiffs’ cases. In May 2015, Giant Eagle, Inc., an individual direct purchaser opt-out plaintiff, filed a new complaint, alleging similar claims, in Pennsylvania federal court. That action was transferred to the multidistrict litigation in Georgia, and Watson answered the complaint in August 2015. Discovery remains ongoing in both the multidistrict and FTC litigations. On May 19, 2016, the indirect purchaser plaintiffs stipulated to the voluntary dismissal of their claims with prejudice. On October 14, 2016, Actavis Holdco U.S., Inc. (successor-in-interest to Watson) moved for summary judgment on the grounds that the FTC’s case is moot in light of the above-described consent decree stemming from the FTC Modafinil Action. That motion remains pending. Annual sales of AndroGel® 1% at the time of the settlement were approximately $350 million, and annual sales of the AndroGel franchise (AndroGel® 1% and AndroGel® 1.62%) were approximately $140 million and $1.05 billion, respectively, at the time Actavis launched its generic version of AndroGel® 1% in November 2015.

Teva subsidiaries Barr Laboratories, Inc. (“Barr”) and The Rugby Group (“Rugby”) were sued in actions in California, Kansas and Florida state courts by plaintiffs alleging that a January 1997 patent litigation settlement agreement between Barr, Rugby (then a subsidiary of Sanofi Aventis) and Bayer Corporation concerning the antibiotic ciprofloxacin was anticompetitive and violated state antitrust and consumer protection laws. In addition, Rugby is also named as a defendant in a Tennessee action. In the California case, the trial court granted defendants’ summary judgment motions, and the court of appeal affirmed in October 2011. While an appeal was pending before the California Supreme Court, the trial court approved a $74 million class settlement with Bayer. In May 2015, the California Supreme Court reversed and remanded the case back to the trial court for a rule of reason inquiry as to the remaining defendants, including Barr and Rugby. In August 2016, Rugby agreed to settle with plaintiffs for $100 million, which was indemnified by Sanofi Aventis. The settlement was approved by the court on November 4, 2016. On January 18, 2017, Barr agreed to settle with plaintiffs for $225 million and a provision has been included in the financial statements. On April 21, 2017, the court granted final approval of the settlement. In the Kansas action, the court granted preliminary approval of the settlement Bayer entered into with plaintiffs in June 2015. In July 2015, Barr and the remaining co-defendants also agreed to settle with the plaintiffs; the court granted final approval of the settlement on June 6, 2016. The Florida case has been administratively closed by the court.

In December 2011, three groups of plaintiffs sued Wyeth and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving extended release venlafaxine (generic Effexor® XR) entered into in November 2005. The cases were filed by a purported class of direct purchasers, by a purported class of indirect purchasers and by certain chain pharmacies. The plaintiffs claim that the settlement agreement between Wyeth and Teva unlawfully delayed generic entry. In October 2014, the court granted Teva’s motion to dismiss in the direct purchaser cases, after which the parties agreed that the court’s reasoning applied equally to the indirect purchaser cases. Plaintiffs filed notices of appeal, and the Third Circuit has consolidated the appeal with a separate antitrust case in which Teva is not a party, In re Lipitor Antitrust Litigation, solely for purposes of disposition by the same appellate panel. Oral argument before the Third Circuit for the merits of the appeal has been scheduled for May 19, 2017. Annual sales of Effexor® XR were approximately $2.6 billion at the time of settlement and at the time generic versions were launched in July 2010.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

In February 2012, two purported classes of direct-purchaser plaintiffs sued GSK and Teva in New Jersey federal court for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving lamotrigine (generic Lamictal®) entered into in February 2005. In August 2012, a purported class of indirect purchaser plaintiffs filed a nearly identical complaint against GSK and Teva in the same court. The plaintiffs claim that the settlement agreement unlawfully delayed generic entry and seek unspecified damages. In December 2012, the court dismissed the cases. In January 2014, the court denied the direct purchaser plaintiffs’ motion for reconsideration and affirmed its original dismissal of the cases. In June 2015, the Third Circuit reversed and remanded for further proceedings. On February 19, 2016, Teva and GSK filed a petition for a writ of certiorari in the United States Supreme Court, which was denied on November 7, 2016. In the meantime, litigation has resumed in both the direct purchaser and indirect purchaser actions. Teva and GSK filed a motion for judgment on the pleadings in the indirect purchaser action in December 2015, which the court granted in part and denied in part in March 2016. On September 21, 2016, GSK, Teva and the indirect purchaser plaintiffs agreed to settle the litigation, and on October 27, 2016, the indirect purchaser plaintiffs stipulated to the dismissal of their claims with prejudice. A provision has been included in the financial statements for the dismissed matter. Annual sales of Lamictal® were approximately $950 million at the time of the settlement, and approximately $2.3 billion at the time generic competition commenced in July 2008.

In April 2013, purported classes of direct purchasers of, and end payors for, Niaspan® (extended release niacin) sued Teva and Abbott for violating the antitrust laws by entering into a settlement agreement in April 2005 to resolve patent litigation over the product. A multidistrict litigation has been established in the U.S. District Court for the Eastern District of Pennsylvania. Teva and Abbott’s motion to dismiss was denied in September 2014. Throughout 2015 and in January 2016, several individual direct purchaser opt-out plaintiffs filed complaints with allegations nearly identical to those of the direct purchaser class. In October 2016, the District Attorney for Orange County, California, filed a similar complaint, which has since been amended, in California state court alleging violations of state law. On February 10, 2017, Teva and Abbott filed a demurrer seeking to dismiss the Orange County claims on statute of limitations grounds, and also moved to strike all claims for restitution and civil penalties to the extent they are not limited to alleged activity in Orange County. Those filings remain pending. Annual sales of Niaspan® were approximately $416 million at the time of the settlement and approximately $1.1 billion at the time generic competition commenced in September 2013.

In November 2013, a putative class action was filed in Pennsylvania federal court against Actavis, Inc. and certain of its affiliates, alleging that Watson’s 2012 patent lawsuit settlement with Endo Pharmaceuticals Inc. relating to Lidoderm® (lidocaine transdermal patches) violated the antitrust laws. Additional lawsuits containing similar allegations followed on behalf of other classes of putative direct purchaser and end-payer plaintiffs, and the cases have been consolidated as a multidistrict litigation (“MDL”) in federal court in California. Defendants moved to dismiss, and in November 2014, the court granted the motions in part but denied them with respect to the claims under Section 1 of the Sherman Act. Plaintiffs then filed amended consolidated complaints in December 2014, and additional complaints have followed from retailers acting in their individual capacities. Discovery in these cases is ongoing, and on February 21, 2017, the court granted both the indirect purchaser plaintiffs’ and the direct purchaser plaintiffs’ motions for class certification. Defendants have petitioned the Ninth Circuit for permission to immediately appeal those rulings. In March 2016, the FTC filed a lawsuit in Pennsylvania federal court against Allergan plc, Watson, Endo and Impax Laboratories, Inc. challenging (1) Watson’s 2012 patent lawsuit settlement with Endo related to Lidoderm® and (2) a June 2010 patent litigation settlement between Endo and Impax related to Opana® ER (generic oxymorphone extended release tablets). The FTC’s allegations against Watson relate to the Lidoderm® settlement only (and not the Opana® ER settlement). On October 20, 2016, the court severed the Lidoderm®-related claims from the Opana® ER-related claims, and ordered the FTC to file new, individual complaints. The court denied the defendants’ motions to dismiss as moot, with leave to re-file once the FTC filed its new complaints. On October 25, 2016, the FTC filed a notice of voluntary dismissal. On October 26, 2016, Endo and Watson filed a complaint in Pennsylvania federal court seeking a declaratory judgment that the FTC’s claims are not authorized by statute, or, in the alternative, that the FTC does not have statutory authority to pursue a disgorgement remedy. On

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

December 30, 2016, the FTC moved to dismiss the declaratory judgment complaint. The court denied that motion as moot on February 1, 2017, when it consolidated Watson’s action with a later-filed declaratory judgment action brought by Allergan. Watson and Allergan filed a new, consolidated complaint for declaratory judgment on February 15, 2017. The FTC moved to dismiss that complaint on March 2, 2017, and Watson and Allergan moved for summary judgment on May 9, 2017. Both motions remain pending. Meanwhile, on January 23, 2017, the FTC re-filed its Lidoderm®-related claims against Allergan, Watson, and Endo, along with a stipulated order for permanent injunction, to settle its claims against Endo, in the same California federal court in which the private MDL, referenced above, is pending. This new FTC case has been assigned to the judge presiding over the MDL. On February 3, 2017, the State of California filed a complaint against Allergan and Watson, and that complaint has also been assigned to the judge presiding over the MDL. On March 28, 2017, that judge stayed the FTC’s claims against Allergan and Watson – and ordered the State of California to stipulate to a stay of its claims against Allergan and Watson – pending the outcome of the declaratory judgment action in Pennsylvania. Annual sales of Lidoderm® at the time of the settlement were approximately $1.2 billion, and were approximately $1.4 billion at the time Actavis launched its generic version in September 2013.

Since November 2013, numerous lawsuits have been filed in various federal courts by purported classes of end payors for, and direct purchasers of, Aggrenox® (dipyridamole/aspirin tablets) against Boehringer Ingelheim (“BI”), the innovator, and several Teva subsidiaries. The lawsuits allege, among other things, that the settlement agreement between BI and Barr entered into in August 2008 violated the antitrust laws. A multidistrict litigation has been established in the U.S. District Court for the District of Connecticut. Teva and BI’s motion to dismiss was denied in March 2015. On August 6, 2016, the judge issued an order preventing discovery about any products other than branded Aggrenox® and its AB-rated generics for purposes of defining the relevant antitrust market in this litigation. The order was certified for immediate appeal, which the Second Circuit denied. On April 11, 2017, the Orange County District Attorney filed a complaint for violations of California’s Unfair Competition Law based on the Aggrenox® patent litigation settlement. Annual sales of Aggrenox® were approximately $340 million at the time of the settlement, and were approximately $455 million at the time generic competition began in July 2015. Teva launched a generic version of Aggrenox® in July 2015.

Since January 2014, numerous lawsuits have been filed in the U.S. District Court for the Southern District of New York by purported classes of end payors for and direct purchasers of ACTOS® and ACTO plus Met® (pioglitazone and pioglitazone plus metformin) against Takeda, the innovator, and several generic manufacturers, including Teva, Actavis and Watson. The lawsuits allege, among other things, that the settlement agreements between Takeda and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Takeda in December 2010. Defendants’ motions to dismiss with respect to the end payor lawsuits were granted in September 2015. In October 2015, the end payors filed a notice of appeal of this ruling, and on March 22, 2016, a stipulation was filed dismissing Teva and the other generic defendants from the appeal. On February 8, 2017, the Court of Appeals for the Second Circuit affirmed the dismissal in part and vacated and remanded the dismissal in part with respect to the claims against Takeda. The direct purchasers’ case was stayed pending resolution of the appeal in the end payor matter, and they have amended their complaint again after the Second Circuit’s decision. Defendants had moved to dismiss the direct purchasers’ complaint and supplemental briefing on that motion based on the new allegations in the amended complaint will be completed by June 16, 2017. At the time of the settlement, annual sales of ACTOS® were approximately $3.7 billion and annual sales of ACTO plus Met® were approximately $500 million. At the time generic competition commenced in August 2012, annual sales of ACTOS® were approximately $2.8 billion and annual sales of ACTO plus Met® were approximately $430 million.

In June 2014, two groups of end payors sued AstraZeneca and Teva, as well as Ranbaxy and Dr. Reddy’s, in the Philadelphia Court of Common Pleas for violating the antitrust laws by entering into settlement agreements to resolve the esomeprazole (generic Nexium®) patent litigation (the “Philadelphia Esomeprazole Actions”). These end payors had opted out of a class action that was filed in the Massachusetts federal court in September 2012 and resulted in a jury verdict in December 2014 in favor of AstraZeneca and Ranbaxy (the “Massachusetts Action”). Prior to the jury verdict, Teva settled with all plaintiffs in the Massachusetts Action for $24 million. The allegations in the Philadelphia Esomeprazole Actions are nearly identical to those in the Massachusetts Action. The Philadelphia Esomeprazole Actions were stayed pending resolution of the Massachusetts Action, which was on appeal to the First Circuit with respect to the claims against the non-settling defendants AstraZeneca and Ranbaxy. On November 21, 2016, the First Circuit affirmed the district court’s judgment in favor of AstraZeneca and Ranbaxy, and the plaintiffs’ petitions for rehearing and rehearing en banc were denied on January 10, 2017.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

In September 2014, the FTC sued AbbVie Inc. and certain of its affiliates (“AbbVie”) and Teva in the U.S. District Court for the Eastern District of Pennsylvania alleging that they violated the antitrust laws when they entered into a settlement agreement to resolve the AndroGel® patent litigation and a supply agreement under which AbbVie would supply authorized generic product for TriCor® to Teva. The FTC alleges that Teva agreed to delay the entry of its generic testosterone gel product in exchange for entering into the TriCor supply agreement. In May 2015, the court granted Teva’s motion to dismiss the FTC’s claim as to Teva. The FTC’s motions for reconsideration and for entry of partial final judgment to permit an immediate appeal were denied, so the FTC cannot appeal the dismissal until its claims against AbbVie are resolved.

Since May 2015, two lawsuits have been filed in the U.S. District Court for the Southern District of New York by a purported class of direct purchasers of, and a purported class of end payors for, Namenda IR® (memantine hydrochloride) against Forest Laboratories, LLC (“Forest”) and Actavis PLC, the innovator, and several generic manufacturers, including Teva. The direct purchasers withdrew their complaint and filed an amended complaint that did not name Teva as a defendant. Defendants have moved to dismiss the claims made by the end payors. The lawsuits allege, among other things, that the settlement agreements between Forest and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Forest in November 2009. On September 13, 2016, the court denied defendants’ motions to dismiss, but stayed the cases with respect to the claims brought under state law, which are the only claims asserted against Teva. Annual sales of Namenda IR® at the time of the settlement were approximately $1.1 billion, and are currently approximately $1.4 billion.

On March 8, 2016 and April 11, 2016, certain Actavis subsidiaries in the United Kingdom, including Auden Mckenzie Holdings Limited, received notices from the U.K. Competition and Markets Authority (“CMA”) that it had launched formal investigations under Section 25 of the Competition Act of 1998 (“Competition Act”) into suspected breaches of competition law in connection with the supply of 10mg and 20mg hydrocortisone tablets. On December 16, 2016, the CMA issued a statement of objections (a provisional finding of infringement of the Competition Act) in respect of certain allegations against Actavis UK and Allergan, which was later reissued to include certain Auden Mckenzie entities. Actavis UK submitted a response, and an oral hearing is due to take place in the next few months. On March 3, 2017, the CMA issued a second statement of objection in respect of certain additional allegations (relating to the same products and covering part of the same time period as for the first statement of objections) against Actavis UK, Allergan plc, and a number of other companies, which was later reissued to include certain Auden Mckenzie entities. On January 9, 2017, Teva completed the sale of Actavis UK to Accord Healthcare Limited, pursuant to which Teva will indemnify Accord for fines imposed by the CMA and/or damages awarded by a court on Actavis UK as a result of the investigations in respect of conduct prior to the closing date of the sale. In the event of any such fines or damages, Teva expects to assert claims, including claims for breach of warranty, against the sellers of Auden Mckenzie. The terms of the purchase agreement may preclude a full recovery by Teva. A liability for this matter has been recorded in purchase accounting related to the acquisition of Actavis Generics. See Note 3 above.

In November 2016, three putative indirect class actions were filed in federal courts in Wisconsin, Massachusetts and Florida against Shire U.S., Inc., Shire LLC (collectively, “Shire”), and Actavis, alleging that Shire’s 2013 patent litigation settlement with Actavis related to the ADHD drug Intuniv® (guanfacine) violated various state consumer protection and antitrust laws. On December 30, 2016 and January 11, 2017, two additional similar actions were filed, also in Massachusetts federal court, against Shire and Actavis or Teva (as successor to Actavis) by putative classes of direct purchaser plaintiffs. On January 18, 2017, the parties jointly moved to transfer the Wisconsin and Florida actions to Massachusetts. All five cases are now in Massachusetts federal court, and on March 10, 2017, both the indirect purchaser plaintiffs and the direct purchaser plaintiffs filed consolidated amended complaints. Defendants filed motions to dismiss those complaints on April 10, 2017. Annual sales of Intuniv® were approximately $335 million at the time of the settlement, and approximately $327 million at the time generic competition began in 2014.

Government Investigations and Litigation Relating to Pricing and Marketing

Teva is involved in government investigations and litigation arising from the marketing and promotion of its specialty pharmaceutical products in the United States. Many of these investigations originate through what are known as qui tam complaints, in which the government reviews a complaint filed under seal by a whistleblower (a “relator”) that alleges violations of the federal False Claims Act. The government considers whether to investigate the allegations and will, in many cases, issue subpoenas requesting documents and other information, including conducting witness interviews. The government must decide whether to intervene and pursue the claims as the plaintiff. Once a decision is made by the government, the complaint is unsealed. If the government decides not to intervene, then the relator may decide to pursue the lawsuit on his own without the active participation of the government.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Under the federal False Claims Act, the government (or relators who pursue the claims without the participation of the government in the case) may seek to recover up to three times the amount of damages in addition to a civil penalty of $10,781 to $21,563 for each allegedly false claim submitted to the government for payment. Generally speaking, these cases take several years for the investigation to be completed and, ultimately, to be resolved (either through litigation or settlement) after the complaint is unsealed. In addition, some states have pursued investigations under state false claims statutes or consumer protection laws, either in conjunction with a government investigation or separately. There is often collateral litigation that arises from public disclosures of government investigations, including the filing of class action lawsuits by third party payors alleging fraud-based claims or by shareholders alleging violations of the securities laws.

A number of state attorneys general have filed various actions against Teva and/or certain of its subsidiaries, including certain Actavis subsidiaries, relating to reimbursements or drug price reporting under Medicaid or other programs. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. Teva and its subsidiaries have reached settlements in most of these cases, and remain parties to litigation in Illinois. The Actavis subsidiaries remain parties to litigation in Illinois and Mississippi, and finalized a settlement with the state of Wisconsin. A provision for the cases has been included in the financial statements. Trial in the Illinois case against Teva concluded in the fourth quarter of 2013, and post-trial briefing has been submitted. The court has notified the parties that it will issue an order regarding the case by May 19, 2017. The State of Illinois is seeking approximately $100 million in compensatory damages. Any such damages ultimately awarded by the court are subject to automatic trebling. In addition, the state is seeking unspecified statutory penalties that could range, depending on the method used for calculation, from a de minimis amount to well over $100 million. Teva denies any liability, and expects to argue that even if the court finds liability, compensatory damages and penalties should be significantly less than the amount sought by the state. In August 2013, in the Mississippi case against Watson, the court ruled in favor of the state, awarding $12.4 million in compensatory damages and civil penalties. In March 2014, the court awarded the state an additional $17.9 million in punitive damages. A provision for these amounts has been included in the financial statements. Watson is appealing both the original and the punitive damage awards.

Several qui tam complaints have been unsealed in recent years as a result of government decisions not to participate in the cases. The following is a summary of certain government investigations, qui tam actions and related matters.

In December 2009, the U.S. District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including certain Teva subsidiaries (including Actavis), violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI (Drug Efficacy Study Implementation) products that were allegedly ineligible for reimbursement. The U.S. Department of Justice (“DOJ”) declined to join in the matter. The defendants, including Teva, filed a motion to dismiss, which was granted in February 2013. The plaintiffs’ deadline to appeal the dismissal has not yet expired.

Cephalon has received and responded to subpoenas related to Treanda®, Nuvigil® and Fentora®. In March 2013, a federal False Claims Act complaint filed against Cephalon in the U.S. District Court for the Southern District of New York was unsealed. The case was transferred to the Eastern District of Pennsylvania. The complaint alleges off-label promotion of Treanda® and Fentora®. The court granted Cephalon’s motion to dismiss the Fentora® claims and denied Cephalon’s motion to dismiss the Treanda® claims. In January 2014, a separate federal False Claims Act complaint that had been filed in the U.S. District Court for the Eastern District of Pennsylvania was served on Cephalon. The complaint alleges off-label promotion of Fentora®, Nuvigil® and Provigil®. The court dismissed the Fentora® claims and denied Cephalon’s motion to dismiss the Provigil® and Nuvigil® claims. In August 2015, Cephalon submitted a motion to modify the court’s order denying its motion to dismiss the relators’ Provigil® claims. In February 2016, the court granted Cephalon’s motion for judgment on the pleadings as to Provigil® claims that allegedly occurred prior to February 28, 2008. The relators’ motion for reconsideration was denied without prejudice. The Company has reached an agreement in principle to settle both of these matters and has established a reserve in the financial statements in 2017.

In September 2013, the State of Louisiana filed a petition seeking penalties and unspecified damages against 54 pharmaceutical companies, including Teva and Actavis. The complaint alleges that the defendants defrauded the state by falsely representing that its products were FDA-approved drugs, which allegedly caused the state Medicaid program to pay millions of dollars in reimbursement

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

claims for products that it would not otherwise have covered. The case was dismissed without prejudice in September 2015, with the court finding that the state was not a proper plaintiff. The state appealed, and on October 21, 2016 the state court of appeals affirmed the trial court’s ruling in part and reversed in part. The state and the defendants appealed to the Louisiana Supreme Court, which denied all parties’ appeals on March 13, 2017, and remanded the case to the trial court. On March 31, 2017 the trial court ordered all defendants to respond to the first amended petition on or before May 11, 2017.

In January 2014, Teva received a civil investigative demand from the U.S. Attorney for the Southern District of New York seeking documents and information from January 1, 2006 related to sales, marketing and promotion of Copaxone® and Azilect®. The demand states that the government is investigating possible civil violations of the federal False Claims Act. In March 2015, the docket in this matter and a False Claims Act civil qui tam complaint concerning this matter were unsealed by the court, which revealed that the U.S. Attorney had notified the court in November 2014 that it had declined to intervene in and proceed with the lawsuit. The qui tam relators, however, are moving forward with the lawsuit. In June 2015, Teva filed motions to dismiss the complaint. In February 2016, the court stayed its decision on the relators’ claims based on state and local laws, denied Teva’s motions to dismiss the False Claims Act claims, and instructed the relators to amend their complaint with additional information. In March 2016, the relators filed an amended complaint, which Teva answered in April 2016. In December 2016, the Court entered a civil case management plan, setting a close of all discovery (including expert discovery) in January 2018 and a deadline for dispositive motions in February 2018. No trial date has been set. The parties are currently engaged in discovery.

In May 2014, counsel for Santa Clara County and Orange County, purportedly on behalf of the People of California, filed a complaint in the Superior Court for Orange County, California against Teva and Cephalon, along with several other pharmaceutical companies, contending that defendants allegedly engaged in improper marketing of opioids, including Actiq® and Fentora®. In June 2014, the City of Chicago filed a similar complaint against Teva and Cephalon in the Circuit Court of Cook County, Illinois, which has been removed to the Northern District of Illinois. Both complaints assert claims under state law based upon alleged improper marketing of opioids, and both seek a variety of damages, including restitution, civil penalties, disgorgement of profits, treble damages, attorneys’ fees and injunctive relief. Neither complaint specifies the exact amount of damages at issue. Teva and Cephalon filed motions to dismiss in both the California and Chicago actions. In the California action, in August 2015, the court granted the defendants’ demurrer, or motion to dismiss, on primary jurisdiction grounds and the case has been stayed. In July 2016, the court provided the counties in the California action with an opportunity to revise their complaint once again and re-file the motions. The counties re-filed the motion to lift the stay and motion for leave to file a third amended complaint. On October 16, 2016, the court granted the counties’ motion to lift the stay in part for the limited purpose of filing a third amended complaint, permitting challenges to the third amended complaint, and exploring settlement possibilities. In the Chicago action, all claims against Teva and Cephalon were dismissed without prejudice. In August 2015, the City of Chicago filed a second amended complaint and defendants filed motions to dismiss the second amended complaint. On September 29, 2016, the court granted the motions to dismiss with respect to all but two claims. The City of Chicago filed an amended complaint on October 26, 2016. On December 15, 2016, the defendants filed an answer to the two previously sustained claims and motions to dismiss the remainder of the Third Amended Complaint. The motions to dismiss are pending, and the parties are currently engaged in discovery.

In December 2015, the Mississippi Attorney General filed a lawsuit against Teva Pharmaceuticals USA, Inc. (“Teva USA”) and Cephalon along with the same defendants named in the California and Chicago actions described above. The Mississippi complaint is similar to the California and Chicago complaints, asserts claims under Mississippi state law based upon alleged improper marketing of opioids, including Actiq® and Fentora®, and seeks a variety of damages including restitution, civil penalties, disgorgement of profits, treble damages, attorneys’ fees and injunctive relief. The complaint does not specify the exact amount of damages at issue. Teva USA and Cephalon, along with the co-defendants named in the action, filed joint and individual motions to dismiss and to transfer venue in March 2016. The State filed its opposition to the various motions to dismiss in June 2016, and the defendants filed their replies in support of the motions to dismiss in July 2016. On February 13, 2017, the Court denied the defendants’ motion to transfer venue. The defendants have appealed to the Mississippi Supreme Court and have also filed a motion to stay pending the appeal. The motions to dismiss remain pending.

On August 31, 2016, Suffolk County, New York filed a complaint in the Supreme Court of New York against Teva USA and Cephalon along with the most of the same defendants named in the California, Chicago and Mississippi actions described above. The Suffolk County complaint, which is similar to the complaints filed in California, Chicago and Mississippi, asserts claims under New York state law for improper marketing of opioids, including Actiq® and Fentora®, and seeks a variety of damages including compensatory damages, civil penalties, disgorgement of profits, treble damages, and attorneys’ fees. A motion to dismiss was filed on January 23, 2017. The County filed its reply on April 14, 2017. On February 1, 2017, Erie and Broome Counties in the State of New York filed a suit against Teva USA and other defendants that is substantially similar to the Suffolk County suit.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

On June 21, 2016, Teva USA received a subpoena from the Antitrust Division of the DOJ seeking documents and other information relating to the marketing and pricing of certain of Teva USA’s generic products and communications with competitors about such products. Actavis received a similar subpoena in June 2015. On July 12, 2016, Teva USA received a subpoena from the Connecticut Attorney General seeking documents and other information relating to potential state antitrust law violations. Actavis has also received a similar subpoena from the Connecticut Attorney General. Teva and Actavis are cooperating fully with these subpoenas.

On December 15, 2016, a civil action was brought by the attorneys general of twenty states against Teva USA and several other companies asserting claims under federal antitrust law (specifically, section 1 of the Sherman Act). An amended complaint was filed on March 1, 2017 adding twenty additional states to the named plaintiffs and adding supplemental state law claims. The plaintiffs now include all states except Alaska, Arkansas, Georgia, Missouri, New Mexico, Texas, Rhode Island, South Dakota, West Virginia and Wyoming. The states seek a finding that the defendants’ actions violated federal antitrust law, and state antitrust and consumer protection laws, as well as injunctive relief, disgorgement, damages on behalf of various state and governmental entities and consumers, civil penalties and costs. This action is subject to a contested conditional transfer order that would transfer the case from the District of Connecticut into the Eastern District of Pennsylvania MDL discussed below.

Beginning on March 2, 2016, numerous complaints have been filed in the United States on behalf of putative classes of direct and indirect purchasers of generic drug products including: doxycycline, digoxin, pravastatin, clobetasol, desonide, fluocinonide, propranolol, glyburide, lidocaine-prilocaine, ursodial and baclofen. These complaints, which allege that the defendants engaged in conspiracies to fix, increase, maintain and/or stabilize the prices of the generic drug products named, have been brought against various defendants including, among others, Teva USA, Actavis Holdco U.S., Inc., Actavis Elizabeth and Pliva, Inc. The plaintiffs generally seek injunctive relief and damages under federal antitrust law, and damages under various state laws. On April 6, 2017, the Judicial Panel on Multidistrict Litigation entered an order transferring cases brought by classes of direct or indirect purchasers and alleged claims of generic price-fixing for coordination or consolidation with the MDL currently pending in the Eastern District of Pennsylvania; the panel has subsequently transferred further cases to that court. Before the transfer order was entered in the Eastern District of Pennsylvania, the judge in certain of the propranolol cases issued an order largely denying our motions to dismiss those cases but dismissing certain state law claims. During a conference with the court overseeing the MDL on May 4, 2017, however, the court advised the parties that any decisions made before the transfer would need to be relitigated within the MDL. Teva denies having engaged in any conduct that would give rise to liability with respect to the above-mentioned subpoenas and civil suits.

On March 21, 2017, Teva received a subpoena from the U.S. Attorney’s office in Boston, Massachusetts requesting documents related to Teva’s donations to patient assistance programs. Teva is in the process of responding to the subpoena.

For several years, Teva had conducted a voluntary worldwide investigation into business practices that may have implications under the U.S. Foreign Corrupt Practices Act (“FCPA”), following the receipt, beginning in 2012, of subpoenas and informal document requests from the SEC and the DOJ with respect to compliance with the FCPA in certain countries. In December 2016, Teva reached a resolution with the SEC and DOJ to fully resolve these FCPA matters. The resolution, which relates to conduct in Russia, Mexico and Ukraine from 2007 to 2013, provides for penalties of approximately $519 million (reserved in the financial statements in the third quarter of 2016), which includes a fine, disgorgement and prejudgment interest; a three-year deferred prosecution agreement for Teva; a guilty plea by Teva’s Russian subsidiary to criminal charges of violations of the anti-bribery provisions of the FCPA; consent to entry of a final judgment against Teva settling civil claims of violations of the anti-bribery, internal controls and books and records provisions of the FCPA; and the retention of an independent compliance monitor for a period of three years. The SEC civil consent and DOJ deferred prosecution agreement have each obtained court approval. Teva is awaiting the scheduling of a plea and sentencing hearing for the guilty plea agreement by its Russian subsidiary. Teva has been informed by Israeli authorities that they have initiated an investigation into the conduct that was the subject of the FCPA investigation and which resulted in the above-mentioned resolution with the SEC and DOJ. Teva is cooperating fully with the Israeli investigation. Following the settlement, we have had requests for documents and information from various Russian government entities.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

Shareholder Litigation

On November 6, 2016, a putative class action securities lawsuit was filed in the U.S. District Court for the Central District of California on behalf of purchasers of Teva’s securities between February 10, 2015 and November 3, 2016. The complaint alleges that Teva and certain officers violated the federal securities laws by making false and misleading statements that failed to disclose that (1) Teva was engaging in conduct that would result in an antitrust investigation by the U.S. Department of Justice and Connecticut state attorney general and (2) that the government’s investigation of such conduct could cause criminal charges to be filed against Teva by the end of 2016 for suspected price collusion. The plaintiff is seeking certification of similarly situated investors as a class and as well as unspecified damages, legal fees, interest, and costs. Another lawsuit was filed on November 10, 2016 in the U.S. District Court for the Southern District of New York with similar allegations but a different class period and defendants. On December 27, 2016, a second putative class action was filed in the Central District of California with a longer class period but similar allegations to the original suit in California. The next day, the lawsuit in the Southern District of New York was voluntarily dismissed by plaintiffs.

A motion to approve a derivative action against Teva’s directors and certain of its senior officers was filed in the Israeli district court in September 2016 for alleged negligence and recklessness with respect to the due diligence conducted regarding the business of Rimsa. A motion to approve a class action against Teva, its directors and certain of its senior officers was filed in the Israeli district court in November 2016 asserting alleged claims and causes of action under Israeli law related to the company’s disclosure of the above-mentioned pricing investigation. Various motions were filed in Israeli courts in November and December 2016, and in January, February and March 2017, seeking (i) discovery, (ii) the approval of a class action or (iii) the approval of a derivative action, all related to alleged claims and causes of action under Israeli law arising out of Teva’s above-mentioned FCPA resolution with the SEC and DOJ or to not seeking shareholder approval for the Actavis Generics acquisition.

Environmental Matters

Teva and some of its subsidiaries are party to a number of environmental proceedings, or have received claims, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged noncompliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings and claims seek to require the generators of hazardous wastes disposed of at a third party-owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and cleanup the site or to pay or reimburse others for such activities, including for oversight by governmental authorities, the response costs associated with such oversight and any related damages to natural resources. Teva or its subsidiaries have received claims, or has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted the environment.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties, under certain circumstances, may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings or for which claims have been asserted; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, the amounts of which have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, enforcement proceedings relating to alleged federal, state, commonwealth or local regulatory violations at some of Teva’s facilities have resulted, or may result, in the imposition of significant penalties (in amounts not expected to materially adversely affect Teva’s results of operations) and the recovery of certain state or commonwealth costs and natural resource damages, and have required, or may require, that corrective measures and enhanced compliance measures be implemented.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

NOTE 17 – Segments:

Teva has two reportable segments: generic and specialty medicines. The generic medicines segment develops, manufactures, sells and distributes generic or branded generic medicines. This segment includes Teva’s over-the-counter (“OTC”) business, including PGT, Teva’s consumer healthcare joint venture with P&G. Also included in this segment is Teva’s API manufacturing businesses. The specialty medicines segment engages in the development, manufacture, sale and distribution of branded specialty medicines, most significantly in the core therapeutic areas of central nervous system medicines and respiratory medicines, as well as other therapeutic areas, such as oncology, women’s health and selected other areas.

Teva’s other activities include distribution activities mainly in the United States, Israel and Hungary, sales of medical devices and contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition and other miscellaneous items.

Following the Actavis Generics and Anda acquisitions in 2016, Teva conducted an analysis of its business segments, resulting in a change to Teva’s segment reporting and goodwill assignment.

Teva’s management reassessed its organizational structure and concluded that in order to enhance its managers’ accountability and gain better control over all activities, its reporting segments will be reorganized as follows, commencing in the fourth quarter of 2016:

•	The generic medicines segment includes all Teva legacy generics activity, with the addition of:

•	All Actavis activities, excluding contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition; and

•	Teva’s OTC business.

•	The specialty medicines segment includes all Teva specialty activity without any change.

•	Other non-segment activities include other Teva business (excluding the OTC business), with the addition of:

•	Contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition; and

•	Anda’s distribution activity.

All the above changes were reflected through retroactive revision of prior period segment information.

Teva’s chief executive officer, who is the chief operating decision maker (“CODM”), reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, namely generic and specialty medicines to make decisions about resources to be allocated to the segments and assess their performance.

Segment profit is comprised of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization, research and development in process, inventory step up and certain other items. Beginning in the fourth quarter of 2016, our OTC business is included in our generic medicines segment. The data presented have been conformed to reflect these changes for all relevant periods.

Teva manages its assets on a total company basis, not by segments, as many of its assets are shared or commingled. Teva’s CODM does not regularly review asset information by reportable segment, and therefore Teva does not report asset information by reportable segment.

Any newly appointed chief executive officer may review Teva’s strategy and organizational structure. Any changes in strategy may lead to a reevaluation of the Company’s segments and goodwill allocation to reporting units as well as fair value attributable to its reporting units.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

a. Segment information

The following tables present profit by segments and a reconciliation of Teva’s segment profit to Teva’s consolidated income before income taxes, for the three months ended March 31, 2017 and 2016:

	Generics		Specialty
	Three months ended March 31,		Three months ended March 31,
	2017	2016	2017	2016
	U.S.$ in millions		U.S.$ in millions
Revenues	$3,058	$2,458	$2,020	$2,152
Gross profit	1,370	1,123	1,754	1,871
R&D expenses	191	129	255	239
S&M expenses	400	345	461	457

Segment profit	$779	$649	$1,038	$1,175

	Three months ended March 31,
	2017	2016
	U.S.$ in millions
Generic medicines profit	$779	$649
Specialty medicines profit	1,038	1,175

Total segment profit	1,817	1,824
Profit (loss) of other activities	26	(4)

	1,843	1,820
Amounts not allocated to segments:
Amortization	320	189
General and administrative expenses	236	304
Impairments, restructuring and others	240	119
Inventory step-up	64	6
Costs related to regulatory actions taken in facilities	34	38
Legal settlements and loss contingencies	20	(25)
Other unallocated amounts	34	24

Consolidated operating income	895	1,165

Financial expenses - net	207	298

Consolidated income before income taxes	$688	$867

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

b. Segment revenues by geographic area:

	Three months ended March 31,
	2017	2016
	U.S.$ in millions
Generic Medicines
United States	$1,381	$976
Europe*	988	790
Rest of the World	689	692

Total Generic Medicines	3,058	2,458
Specialty Medicines
United States	1,492	1,677
Europe*	438	394
Rest of the World	90	81

Total Specialty Medicines	2,020	2,152
Other Revenues
United States	320	4
Europe*	78	51
Rest of the World	154	145

Total Other Revenues	552	200

Total Revenues	$5,630	$4,810

*	We define our European region as the European Union and certain other European countries.

c. Net revenues from specialty medicines:

	Three months ended March 31,
	2017	2016
	U.S. $ in millions
CNS	$1,138	$1,323
Copaxone®	970	1,006
Azilect®	60	113
Nuvigil®	17	103
Respiratory	304	366
ProAir®	121	173
QVAR®	98	134
Oncology	270	268
Treanda® and Bendeka™	157	155
Women’s health	124	110
Other Specialty*	184	85

Total Specialty Medicines	$2,020	$2,152

*	Includes a $75 million payment related to the Ninlaro® transaction in the first quarter of 2017.

It is impractical to present revenues by product for our generic medicines segment.

A significant portion of Teva’s revenues, and a higher proportion of the profits, come from the manufacture and sale of patent-protected pharmaceuticals. Many of Teva’s specialty medicines are covered by several patents that expire at different times. Nevertheless, once patent protection has expired, or has been lost prior to the expiration date as a result of a legal challenge, Teva no longer has patent exclusivity on these products, and subject to regulatory approval, generic pharmaceutical manufacturers are able to produce similar (or purportedly similar) products and sell them for a lower price. The commencement of generic competition, even in the form of non-equivalent products, can result in a substantial decrease in revenues for a particular specialty medicine in a very short time. Any such expiration or loss of intellectual property rights could therefore significantly adversely affect Teva’s results of operations and financial condition.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

In particular, Teva relies heavily on sales of Copaxone®, its leading specialty medicine. A key element of Teva’s business strategy for Copaxone® is maintaining patients on the three-times-a-week 40 mg/mL version introduced in 2014, and protecting its patents for the 40 mg/mL version. Any substantial reduction in the number of patients taking Copaxone®, whether due to increased use of oral medicines or other competing products, including competing 20 mg/mL generic products (with one generic version introduced in the U.S. in 2015 and follow-on products in some European countries) and potential competing 40 mg/mL generic products, would likely have a material adverse effect on Teva’s financial results and cash flow.

Copaxone® 40 mg/mL was protected by five U.S. Orange Book patents that expire in 2030. All of the claims of three of those patents were declared to be unpatentable by the U.S. Patent Office in inter partes review (“IPR”) proceedings, and Teva has appealed those decisions. A petition filed for an IPR against a fourth Orange Book patent was withdrawn on May 2, 2017. These four patents have also been challenged in paragraph IV litigation in the United States. A trial was held in the United States District Court for the District of Delaware, and in January 2017 the court held that the asserted claims of these four patents were invalid. Teva has appealed this decision; however, it is possible that certain competitors may receive FDA approval and launch before either appeal is decided. A separate paragraph IV litigation in the United States regarding the fifth Orange Book patent, which was issued in August 2016, has been dismissed with prejudice, but may nonetheless be revived pending the outcomes of appeals. Teva has also filed suit against multiple abbreviated new drug applications (“ANDA”) filers to assert a non-Orange Book process patent in various jurisdictions. Copaxone® 40 mg/mL is also protected by one European patent expiring in 2030.

Teva’s multiple sclerosis franchise includes Copaxone® products and laquinimod (a developmental compound for the treatment of multiple sclerosis). The profitability of the multiple sclerosis franchise is comprised of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to the MS franchise. It does not include G&A expenses, amortization, research and development in process, inventory step up and certain other items. The profit of the multiple sclerosis franchise as a percentage of Copaxone® revenues was 76.5% for the three months ended March 31, 2017, compared to 80.0% for the three months ended March 31, 2016.

Teva is pursuing opportunities to sell its global women’s health business and its oncology and pain business in Europe. Teva has engaged financial advisors and expects the sale process for these businesses to commence in the coming weeks. These transactions are subject to board approval and applicable regulatory approvals.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cautionary Note Regarding Forward-Looking Statements

The following discussion and analysis contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

•	our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Actavis Generics; our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;

•	our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

•	our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;

•	our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

•	compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

Introduction

Overview

We are a global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic medicines and a focused portfolio of specialty medicines. We operate worldwide, with a significant presence in the United States, Europe and many other markets around the world. Our key strengths include our world-leading generics expertise and portfolio, focused specialty portfolio, robust R&D capabilities, global infrastructure and scale and dedicated leadership and employees.

We believe we are strategically positioned to benefit from market, economic and regulatory trends in global healthcare. These trends include aging populations, the increasing prevalence of chronic diseases, economic pressure on governments and private payors to provide affordable healthcare solutions, legislative and regulatory reforms, scientific and technological advances, increased patient awareness and involvement, the impact of the digital revolution on consumer healthcare, increased spending on pharmaceuticals in emerging markets and the growing importance of over-the-counter (“OTC”) medicines.

Segments

We operate our business in two segments:

•	Generic medicines, which includes chemical and therapeutic equivalents of originator medicines in a variety of dosage forms, such as tablets, capsules, injectables, inhalants, liquids, ointments and creams. We are the leading generic drug company in the United States and Europe, and we have a significant presence in certain ROW markets. This segment also includes our OTC business, conducted primarily through PGT, our consumer healthcare joint venture with P&G, and our API manufacturing business.

•	Specialty medicines, which includes our core therapeutic areas of central nervous system (“CNS”) medicines such as Copaxone® and Azilect® and respiratory medicines such as ProAir® and QVAR®. Our specialty medicines segment also includes products in other therapeutic areas, such as Bendeka®/Treanda® in oncology and ParaGard® in women’s health.

In addition to these two segments, we have other activities, primarily distribution activities in the United States, Israel and Hungary.

Highlights

Significant highlights of the first quarter of 2017 included:

•	Our revenues were $5.6 billion, up 17%, or 22% in local currency terms, compared to the first quarter of 2016.

•	Our generic medicines segment generated revenues of $3.1 billion and profit of $779 million. Revenues increased 24%, or 34% in local currency terms. Profit increased 20% compared to the first quarter of 2016. The increase in revenues and profit in the first quarter of 2017 was mainly due to the inclusion of Actavis Generics revenues.

•	Our specialty medicines segment generated revenues of $2.0 billion and profit of $1.0 billion. Revenues decreased 6%, or 5% in local currency terms. Profit was down 12%, compared to the first quarter of 2016, mainly due to generic competition to certain of our specialty products.

•	Impairments, restructuring and others were $240 million, primarily consisting of restructuring expenses of $130 million, compared to $119 million in the first quarter of 2016.

•	Operating income was $895 million, compared to $1.2 billion in the first quarter of 2016. The decrease was mainly due to lower profit of our specialty medicines segment.

•	Net income attributable to Teva was $645 million, compared to $636 million in the first quarter of 2016.

•	Net income attributable to ordinary shareholders was $580 million, compared to $570 million in the first quarter of 2016.

•	Exchange rate differences between the first quarter of 2017 and the first quarter of 2016 had a negative impact of $254 million on revenues, including a $217 million decrease attributable to Venezuela, and a net negative impact of $78 million on operating income, including a $71 million decrease attributable to Venezuela.

•	Cash flow generated from operating activities during the first quarter of 2017 was $470 million, compared to $1.4 billion in the first quarter of 2016. The decrease was mainly due to higher payments for legal settlements, primarily the FCPA settlement with the SEC and DOJ, as well as settlement of certain hedging activities.

Changes in Senior Management

In April 2017, we announced the planned departure of Mr. Eyal Desheh, Group Executive Vice President and Chief Financial Officer since 2008. Mr. Michael McClellan will serve as the Interim Chief Financial Officer effective July 1, 2017. Mr. McClellan has served as chief financial officer of our global specialty medicines division for the past two years. We are also continuing our search to identify and appoint our next Chief Executive Officer, who will have a significant role in identifying a permanent successor to the chief financial officer role.

Results of Operations

Comparison of Three Months Ended March 31, 2017 to Three Months Ended March 31, 2016

The following table sets forth, for the periods indicated, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net revenues, and the percentage change for each item as compared to the previous period.

	Percentage of Net Revenues Three Months Ended March 31,		Percentage Change 2017-2016
	2017	2016
	%	%	%
Net revenues	100.0	100.0	17
Gross profit	50.1	58.0	1
Research and development expenses	8.1	8.1	17
Selling and marketing expenses	17.2	17.4	16
General and administrative expenses	4.2	6.3	(22)
Impairments, restructuring and others	4.3	2.5	102
Legal settlements and loss contingencies	0.4	(0.5)	n/a
Operating income	15.9	24.2	(23)
Financial expenses, net	3.7	6.2	(31)
Income before income taxes	12.2	18.0	(21)
Income taxes	1.0	4.7	(76)
Share in losses of associated companies, net	(0.1)	0.1	n/a
Net loss attributable to non-controlling interests	(0.1)	§	n/a
Net income attributable to Teva	11.5	13.2	1
Dividends on preferred shares	1.2	1.4	(2)
Net income attributable to ordinary shareholders	10.3	11.8	2

§	Less than 0.05%

Segment Information

Generic Medicines Segment

The following table presents revenues, expenses and profit for our generic medicines segment for the three months ended March 31, 2017 and 2016. The Actavis Generics acquisition had a significant impact on our generic medicines segment, expanding our sales, product portfolio, R&D capabilities, product pipeline and global operational network.

	Three Months Ended March 31,
	2017		2016
	U.S.$ in millions / % of Segment Revenues

Revenues	$3,058	100.0%	$2,458	100.0%
Gross profit	1,370	44.8%	1,123	45.7%
R&D expenses	191	6.2%	129	5.3%
S&M expenses	400	13.1%	345	14.0%

Segment profit*	$779	25.5%	$649	26.4%

*	Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in the fourth quarter of 2016, our OTC business is included in our generic medicines segment. The data presented have been conformed to reflect these changes for all relevant periods. See note 17 to our consolidated financial statements and “Operating Income” below for additional information.

Generic Medicines Revenues

Our generic medicines segment includes generic medicines and our OTC business as well as API products sold to third parties. Revenues from our generic medicines segment in the first quarter of 2017 were $3.1 billion, an increase of $600 million, or 24%, compared to the first quarter of 2016. In local currency terms, revenues increased 34%.

We adjusted the exchange rates we use for the Venezuelan bolivar twice during 2016 and again in February 2017, which resulted in a decrease of $217 million in revenues in the first quarter of 2017, including $102 million in OTC revenues, compared to the first quarter of 2016. In light of the economic conditions in Venezuela, we have excluded the quarterly changes in revenues and operating profit in any discussion of currency effects.

Revenues from generic medicines in the United States, our largest generic market, were $1.4 billion in the first quarter of 2017, an increase of 41% compared to the first quarter of 2016. Revenues from generic medicines in Europe were $988 million, an increase of 25% compared to the first quarter of 2016. In local currency terms, our European revenues increased 31% compared to the first quarter of 2016. Revenues of generic medicines in our ROW markets were $689 million, flat compared to the first quarter of 2016. In local currency terms, our ROW revenues increased 27% compared to the first quarter of 2016.

Our revenues from OTC products in the first quarter of 2017 were $264 million, a decrease of 10% compared to $292 million in the first quarter of 2016. In local currency terms, revenues increased 25%.

API sales to third parties in the first quarter of 2017 were $197 million, flat in both U.S. dollar and local currency terms, compared to the first quarter of 2016.

The following table presents generic segment revenues by geographic area for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,		Percentage Change
	2017	2016	2017 - 2016
	U.S. $ in millions
United States	$1,381	$976	41%
Europe	988	790	25%
Rest of the World	689	692	§

Total Generic Medicines	$3,058	$2,458	24%

§	Less than 0.5%

United States Generic Medicines Revenues

In the first quarter of 2017, we led the U.S. generic market in total prescriptions and new prescriptions, with approximately 597 million total prescriptions, representing 15.5% of total U.S. generic prescriptions according to IMS data. We seek to continue our U.S. market leadership based on our ability to introduce new generic equivalents for brand-name products on a timely basis, with a focus on complex generics and other high-barrier products that we believe will create more value for patients and customers, our strong emphasis on customer service, the breadth of our product line, our commitment to quality and regulatory compliance and our cost-effective production.

Revenues from generic medicines in the United States during the first quarter of 2017 were $1.4 billion, an increase of 41%, compared to the first quarter of 2016. The increase resulted mainly from the inclusion of Actavis Generics revenues and products sold in the first quarter of 2017 that were not sold in the first quarter of 2016, partially offset by a decline in sales due to increased competition, mainly to aripiprazole (the generic equivalent of Abilify®) and budesonide (the generic equivalent of Pulmicort®) and loss of revenues following our divestment of certain products in connection with the acquisition.

Among the most significant generic products we sold in the United States in the first quarter of 2017 were Concerta® authorized generic (methylphenidate extended-release tablets), as well as generic versions of Cubicin® (daptomycin injection), Pulmicort® (budesonide inhalation), Adderall XR® (mixed amphetamine salts ER) and Lidoderm® Patch (lidocaine patch).

Launches. In the first quarter of 2017, we launched generic versions of the following branded products in the United States (listed by month of launch):

Generic Name	Brand Name	Month of Launch	Total Annual U.S. Market at Time of Launch U.S. $ millions (IMS)*
Dexmedetomidine hydrochloride injection 100 mcg/mL, 200 mcg	Precedex®	January	56
Rasagiline mesylate tablets 0.5 & 1 mg **	Azilect®	January	360
Norepinephrine bitartrate injection, USP 1 mg/mL, 4 mg ***	Levophed®	January	91
Lamotrigine extended-release tablets, USP 250 mg	Lamictal® XR™	January	39
Melphalan hydrochloride for injection 50 mg/vial	Alkeran®	January	127
Amantadine hydrochloride capsules, USP 100 mg	Symmetrel®	January	37
Levoleucovorin for injection 50 mg/vial	Fusilev®	February	1
Levoleucovorin for injection 175 mg/vial ****	Fusilev®	February	—
Desvenlafaxine extended-release tablets 25, 50, & 100 mg	Pristiq®	March	883
Fludarabine phosphate injection, USP 25 mg/mL, 50 mg	—	March	4
Norethindrone acetate and ethinyl estradiol tablets and ferrous fumarate tablets 1 mg/20 mcg **	Minastrin® 24 Fe	March	361

*	The figures given are for the twelve months ended in the calendar quarter closest to our launch.
**	Authorized generic of a Teva specialty product.
***	Product was re-launched.
****	Approved via 505(b)(2) regulatory pathway; not equivalent to a brand product.

We expect that our generic medicines revenues in the United States will continue to benefit from our world-leading generic pipeline, which includes, as of March 31, 2017, 325 product applications awaiting FDA approval, including 77 tentative approvals. This reflects all pending ANDAs, supplements for product line extensions and tentatively approved applications and includes some instances where more than one application was submitted for the same reference product. Excluding overlaps, the branded products to which these pending applications relate had U.S. sales for the quarter ended March 31, 2017 exceeding $120 billion, according to IMS. Approximately 70% of pending applications include a paragraph IV patent challenge, and we believe we are first to file with respect to 99 of these products, or 123 products including final approvals where launch is pending a settlement agreement or court decision. Collectively, these first to file opportunities represent over $60 billion in U.S. brand sales for the twelve months ended March 31, 2017 according to IMS. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture, shared exclusivity or competition from so-called “authorized generics,” which may ultimately affect the value derived.

The FDA requires companies to submit ANDAs for approval to manufacture and market generic forms of brand-name drugs. In most instances, FDA approval is granted upon the expiration of the underlying patents. However, companies may be rewarded with a 180-day period of marketing exclusivity, as provided by law, for being the first generic applicant to successfully challenge these patents. As part of our strategy, we actively review pharmaceutical patents and seek opportunities to challenge patents that we believe are either invalid or not infringed by our generic version. In addition to the commercial benefit of obtaining marketing exclusivity, we believe that our patent challenges ultimately improve healthcare by allowing consumers earlier access to more affordable, high-quality medications.

In the first quarter of 2017, we received tentative approvals for generic equivalents of the products listed below, excluding overlapping applications. A “tentative approval” indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited.

Generic Name	Brand Name	Total U.S. Annual Branded Market U.S. $ millions (IMS)*
Minoxidil topical aerosol, 5%	Rogaine®	62
Ranolazine extended-release tablets, 500 & 1000 mg	Ranexa®	862
Lacosamide tablets 50, 100, 150 & 200 mg	Vimpat®	931
Tadalafil tablets, 2.5, 5, 10 & 20 mg	Cialis®	1,931
Fingolimod capsules, 0.5 mg	Gilenya®	2,045
Methylphenidate hydrochloride extended-release capsules, 10, 15, 20, 30, 40, 50 & 60 mg	Aptensio XR®	13
Darunavir tablets, 800 mg	Prezista®	748

*	For the twelve months ended in the calendar quarter closest to the receipt of tentative approval.

Europe Generic Medicines Revenues

We define our European region as the European Union and certain other European countries.

Revenues from generic medicines in Europe in the first quarter of 2017 were $988 million, an increase of 25%, or 31% in local currency terms, compared to the first quarter of 2016, mainly as a result of the inclusion of Actavis Generics revenues.

As in previous years, European regulatory measures aimed at reducing healthcare and drug expenditures have led to slower growth in the generic medicines market and have adversely affected our revenues in some markets. In Germany, Italy, France, Spain and Poland, governmental measures (such as tenders and price-referencing) have reduced prices. Our strategy to address these changes is designed to ensure profitable and sustainable growth by focusing on successful new product launches, gaining market share in selective markets, strong portfolio management and pricing strategy, as well as a focus on cost reduction.

During the first quarter of 2017, we received 320 generic approvals in Europe relating to 69 compounds in 140 formulations. We currently hold approximately 2,195 marketing authorization applications pending approval in 37 European countries, relating to 243 compounds in 495 formulations, including one application pending with the EMA for four strengths in 30 countries.

Listed below are generic revenues highlights for the first quarter of 2017 in our most significant European markets:

•	Germany: Generic revenues in the first quarter of 2017 increased 1%, or 4% in local currency terms, compared to the first quarter of 2016. The increase in local currency terms was mainly as a result of the inclusion of Actavis Generics revenues. We maintained our position as one of Germany’s leading suppliers of medicines.

•	United Kingdom: Generic revenues in the first quarter of 2017 increased 36%, or 56% in local currency terms, compared to the first quarter of 2016. The increase in local currency terms was mainly due to the inclusion of Actavis Generics revenues. In January 2017, we completed the divestiture of certain assets and operations of Actavis Generics in the U.K. and Ireland, as part of our undertaking to the European Commission in connection with the Actavis Generics acquisition, which resulted in lower sales in the first quarter of 2017 and will continue to impact our U.K. revenues in the future. We maintained our position as one of the largest generic pharmaceutical companies in the U.K.

•	Italy: Generic revenues in the first quarter of 2017 increased 19%, or 23% in local currency terms, compared to the first quarter of 2016. The increase was primarily due to higher volumes of existing products, new product launches and the inclusion of Actavis Generics revenues. We continue to be a generic market leader in Italy.

•	Poland: Generic revenues in the first quarter of 2017 increased 23%, or 26% in local currency terms, compared to the first quarter of 2016. The increase was mainly due to the inclusion of Actavis Generics revenues. We are the second largest supplier in the Polish generics market.

•	France: Generic revenues in the first quarter of 2017 increased 29%, or 33% in local currency terms, compared to the first quarter of 2016. The increase was mainly due to the inclusion of Actavis Generics revenues.

•	Switzerland: Generic revenues in the first quarter of 2017 increased 17%, or 19% in local currency terms, compared to the first quarter of 2016. The increase was mainly due to the inclusion of Actavis Generics revenues, higher volumes of existing products and new product launches. We are the largest supplier in the Swiss generics market.

•	Spain: Generic revenues in the first quarter of 2017 increased 15%, or 18% in local currency terms, compared to the first quarter of 2016. The increase was mainly due to the inclusion of Actavis Generics revenues, higher volumes of existing products and new product launches.

ROW Generic Medicines Revenues

Our ROW markets include all countries other than the United States and those in our European region. Our key ROW markets are Japan, Canada and Russia. The countries in this category range from highly regulated, pure generic markets such as Canada and Israel, to hybrid markets such as Japan and Brazil, to branded generics oriented markets such as Russia and certain Commonwealth of Independent States (CIS), Latin American markets and Asia Pacific markets.

In our ROW markets, generics revenues in the first quarter of 2017 were $689 million, flat compared to the first quarter of 2016. In local currency terms, revenues increased 27%. This increase was mainly due to higher revenues from our business venture in Japan, higher revenues in Canada and Russia, as well as the inclusion of Actavis Generics revenues.

We adjusted the exchange rates we use for the Venezuelan bolivar twice during 2016 and again in February 2017, which resulted in a decrease of $217 million in revenues in the first quarter of 2017, compared to the first quarter of 2016. In light of the economic conditions in Venezuela, we have excluded the quarterly changes in revenues and operating profit in any discussion of currency effects.

Listed below are generic revenues highlights for the first quarter of 2017 in our main ROW markets:

•	Japan: Generic revenues in the first quarter of 2017 increased 65%, or 63% in local currency terms, compared to the first quarter of 2016. The increase was mainly due to our business venture with Takeda, which commenced operations in April 2016. We are one of the top three generics companies in Japan.

•	Canada: Generic revenues in the first quarter of 2017 increased 46%, or 41% in local currency terms, compared to the first quarter of 2016. The increase was mainly due to the inclusion of Actavis Generics revenues and a distribution arrangement that commenced in the second quarter of 2016. We are the leading generic pharmaceutical company in Canada.

•	Russia: Generic revenues in the first quarter of 2017 increased 36%, or 9% in local currency terms, compared to the first quarter of 2016. The increase in local currency terms was mainly due to the inclusion of Actavis Generics revenues. We maintained our position as one of the leading generic pharmaceutical companies in the Russian market.

•	Venezuela: Revenues of generic medicines in Venezuela in the first quarter of 2017 were $21 million, including $10 million of OTC revenues, compared to $238 million and $112 million in the first quarter of 2016, respectively. For further information, see below under “—Impact of Currency Fluctuations on Results of Operations.”

Generic Medicines Gross Profit

In the first quarter of 2017, gross profit from our generic medicines segment was $1.4 billion, an increase of $247 million, or 22%, compared to the first quarter of 2016. The higher gross profit was mainly due to the inclusion of Actavis Generics and our business venture with Takeda in Japan.

Gross profit margin for our generic medicines segment in the first quarter of 2017 was 44.8% compared to 45.7% in the first quarter of 2016.

The decrease of 0.9 points in gross profit margin was mainly a result of lower profitability in our U.S. market (2.0 points) and in our ROW markets (0.9 points), partially offset by lower production expenses (1.1 points) and higher profitability of our European markets (0.8 points).

Generic Medicines R&D Expenses

R&D expenses relating to our generic medicines segment for the first quarter of 2017 were $191 million, an increase of 48% compared to $129 million in the first quarter of 2016. The increase is mainly due to the inclusion of Actavis Generics. As a percentage of segment revenues, generic R&D expenses were 6.2% in the first quarter of 2017, compared to 5.3% in the first quarter of 2016.

Our R&D activities for the generic medicines segment include both (a) direct expenses relating to product formulation, analytical method development, stability testing, management of bioequivalence and other clinical studies, regulatory filings and other expenses relating to patent review and challenges prior to obtaining tentative approval, and (b) indirect expenses such as costs of internal administration, infrastructure and personnel involved in generic R&D.

Generic Medicines S&M Expenses

Selling and marketing expenses related to our generic medicines segment in the first quarter of 2017 were $400 million, an increase of 16% compared to $345 million in the first quarter of 2016. The increase was mainly due to the inclusion of Actavis Generics and our business venture with Takeda in Japan, partially offset by a decrease in Venezuela due to exchange rate adjustments.

As a percentage of segment revenues, selling and marketing expenses decreased to 13.1% in the first quarter of 2017 compared to 14.0% in the first quarter of 2016.

Generic Medicines Profit

The profit of our generic medicines segment consists of the gross profit for the segment less S&M expenses and R&D expenses related to this segment. Segment profit does not include G&A expenses, amortization, research and development in process, inventory step up and certain other items. Beginning in the fourth quarter of 2016, our OTC business is included in our generic medicines segment. See note 17 of our consolidated financial statements and “Operating Income” below for additional information.

Profit of our generic medicines segment was $779 million in the first quarter of 2017, compared to $649 million in the first quarter of 2016. The increase was mainly due to factors previously discussed, primarily higher gross profit, partially offset by higher R&D expenses and higher S&M expenses.

Generic medicines profit as a percentage of generic medicines revenues was 25.5% in the first quarter of 2017, down from 26.4% in the first quarter of 2016. This decrease of 0.9 points was due to lower gross margin (0.9 points), higher R&D expenses as a percentage of revenues (1.0 points), partially offset by lower S&M expenses as a percentage of revenues (0.9 points).

Specialty Medicines Segment

Our specialty medicines business, which is focused on delivering innovative solutions to patients and providers via medicines, devices and services in key regions and markets around the world, includes our core therapeutic areas of CNS (with a strong emphasis on MS, neurodegenerative disorders, movement disorders and pain care) and respiratory medicines (with a focus on asthma and chronic obstructive pulmonary disease). We also have specialty products in oncology, women’s health and selected other areas.

We are pursuing opportunities to sell our global women’s health business and our oncology and pain business in Europe. We have engaged financial advisors and expect the sale process for these businesses to commence in the coming weeks. These transactions are subject to board approval and applicable regulatory approvals.

The following table presents revenues, expenses and profit for our specialty medicines segment for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017		2016
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,020	100.0%	$2,152	100.0%
Gross profit	1,754	86.8%	1,871	86.9%
R&D expenses	255	12.6%	239	11.1%
S&M expenses	461	22.8%	457	21.2%

Segment profit*	$1,038	51.4%	$1,175	54.6%

*	Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. See note 17 to our consolidated financial statements and “Operating Income” below for additional information.

Specialty Medicines Revenues

Specialty medicines revenues in the first quarter of 2017 were $2.0 billion, a decrease of 6%, or 5% in local currency terms, compared to the first quarter of 2016. In the United States, our specialty medicines revenues were $1.5 billion, a decrease of 11% compared to the first quarter of 2016. Specialty medicines revenues in Europe were $438 million, an increase of 11%, or 17% in local currency terms, compared to the first quarter of 2016. Specialty medicines revenues in our ROW markets were $90 million, an increase of 11%, or 9% in local currency terms, compared to the first quarter of 2016.

In the first quarter of 2017, our specialty medicines revenues included a $75 million payment from the Ninlaro® transaction.

Specialty Medicines Revenues Breakdown

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,		Percentage Change
	2017	2016	2017 - 2016
	U.S. $ in millions
CNS	$1,138	$1,323	(14%)
Copaxone®	970	1,006	(4%)
Azilect®	60	113	(47%)
Nuvigil®	17	103	(83%)
Respiratory	304	366	(17%)
ProAir®	121	173	(30%)
QVAR®	98	134	(27%)
Oncology	270	268	1%
Treanda® and Bendeka®	157	155	1%
Women’s Health	124	110	13%
Other Specialty*	184	85	116%

Total Specialty Medicines	$2,020	$2,152	(6%)

*	Includes a $75 million payment related to the Ninlaro® transaction in the first quarter of 2017.

Central Nervous System

Our CNS portfolio includes Copaxone® and Azilect® as well as several other medicines. In the first quarter of 2017, our CNS sales were $1.1 billion, a decrease of 14% compared to the first quarter of 2016, primarily due to generic competition for Nuvigil® and Azilect®.

Copaxone® (glatiramer acetate injection) continued to be the leading multiple sclerosis therapy in the United States and worldwide in the first quarter of 2017. Global sales of Copaxone® were $970 million in the first quarter of 2017, a decrease of 4% compared to the first quarter of 2016.

Copaxone® revenues in the United States in the first quarter of 2017 were $782 million, a decrease of 5% compared to the first quarter of 2016, mainly due to lower volumes of Copaxone® 20 mg/mL, partially offset by a price increase of 7.9% in January 2017 for both the 20 mg/mL and 40 mg/mL versions. Over 85% of total U.S. Copaxone® prescriptions are now filled with the 40 mg/mL version, driven by patient and physician choice of the 40 mg/mL version supported by payer access and patient support activities. Our U.S. market shares in terms of new and total prescriptions were 25.4% and 28.4%, respectively, according to March 2017 IMS data.

Revenues in the United States were 81% of global Copaxone® revenues in the first quarter of 2017, compared to 82% in the first quarter of 2016.

Our Copaxone® revenues outside the United States were $188 million in the first quarter of 2017, an increase of 2%, or 5% in local currency terms, compared to the first quarter of 2016. The increase in local currency terms was mainly due to higher volumes. Over 70% of the total European Copaxone® prescriptions are now filled with the 40 mg/mL version.

Copaxone® accounted for approximately 17% of our revenues in the first quarter of 2017, and a significantly higher percentage contribution to our profits and cash flow from operations during this period.

Our U.S. Orange Book patents covering Copaxone® 20 mg/mL expired in May 2014. Our patents on Copaxone® 20 mg/mL expired in May 2015 in most of the rest of the world. Accordingly, a key part of our strategy has been the introduction of Copaxone® 40 mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with relapsing-remitting multiple sclerosis. This formulation allows for a less frequent dosing regimen administered subcutaneously for patients with relapsing forms of MS.

Copaxone® 40 mg/mL was protected by five U.S. Orange Book patents that expire in 2030. All of the claims of three of those patents were declared to be unpatentable by the U.S. Patent Office in inter partes review (“IPR”) proceedings, and we have appealed those decisions. A petition filed for an IPR against a fourth Orange Book patent was withdrawn on May 2, 2017. These four patents have also been challenged in paragraph IV litigation in the United States. A trial was held in the United States District Court for the District of Delaware, and in January 2017 the court held that the asserted claims of these four patents were invalid. We have appealed this decision; however, it is possible that certain competitors may receive FDA approval and launch before either appeal is decided. A separate paragraph IV litigation in the United States regarding the fifth Orange Book patent, which was issued in August 2016, has been dismissed with prejudice, but may nonetheless be revived pending the outcomes of appeals. We have also filed suit against multiple ANDA filers to assert a non-Orange Book process patent in various jurisdictions. Copaxone® 40 mg/mL is also protected by one European patent expiring in 2030.

The market for MS treatments continues to change as a result of new and emerging therapies as well as a generic version of Copaxone® 20 mg/mL in the U.S., follow-on products in some European countries and potential competing purported generic versions of Copaxone® 40 mg/mL following the court ruling invalidating four Copaxone® 40 mg/mL patents in January 2017. In particular, the increasing number of oral treatments, such as Tecfidera® by Biogen, Gilenya® by Novartis, and Aubagio® by Genzyme, continue to present significant and increasing competition. Copaxone® also continues to face competition from existing injectable products, such as five beta-interferons Avonex®, Plegridy®, Betaseron®, Extavia® and Rebif®, as well as from monoclonal antibodies such as Tysabri®, Lemtrada® and Zinbryta®.

Azilect® (rasagiline tablets) is indicated as initial monotherapy and as an adjunct to levodopa for the treatment of the signs and symptoms of Parkinson’s disease, the second most common neurodegenerative disorder. Generic competition for Azilect® in the United States commenced in 2017. Data exclusivity protection for Azilect® in the EU expired in 2015. We continue to share marketing rights with Lundbeck in certain of our ROW markets.

Our sales of Azilect® in the first quarter of 2017 were $60 million, a decrease of 47%, compared to the first quarter of 2016, mainly due to lower volumes following the introduction of generic competition in the United States and Europe.

Nuvigil® (armodafinil), the R-isomer of modafinil, is indicated for the treatment of excessive sleepiness associated with narcolepsy and certain other disorders. Global sales of Nuvigil® in the first quarter of 2017 were $17 million, compared to $103 million in the first quarter of 2016, due to generic competition that began in June 2016.

In April 2017, we launched Austedo™ (deutetrabenazine) in the United States, for the treatment of chorea associated with Huntington disease (“HD”). Austedo™, previously referred to by the developmental name SD-809, is the first deuterated product approved by the FDA and the second product approved in HD. The product was previously granted Orphan Drug Designation by the FDA.

Respiratory

Our respiratory portfolio includes ProAir®, QVAR®, DuoResp Spiromax®, Qnasl®, Braltus ® and Cinqair®/Cinqaero®. Revenues from our specialty respiratory products in the first quarter of 2017 were $304 million, a decrease of 17% compared to the first quarter of 2016.

ProAir® (albuterol sulfate, a short-acting beta-agonist) includes ProAir® hydrofluoroalkane (“HFA”) and ProAir® RespiClick®, both sold only in the United States. ProAir® HFA is an inhalation aerosol with dose counter. ProAir® RespiClick® is a breath-actuated, multi-dose, dry-powder inhaler. Both are indicated for patients four years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm.

ProAir® revenues in the first quarter of 2017 were $121 million, a decrease of 30% compared to the first quarter of 2016, due to lower volumes mainly from wholesaler and retailer inventory reductions and net pricing effects. ProAir® maintained its leadership in the short-acting beta-agonist market, with an exit market share of 47.7% in terms of total number of prescriptions during the first quarter of 2017, a decrease of 4.4 points compared to the first quarter of 2016.

QVAR® (beclomethasone dipropionate HFA) is indicated as a maintenance treatment for asthma as a prophylactic therapy in patients five years of age and older. QVAR® is also indicated for asthma patients who require systemic corticosteroid administration, where adding QVAR® may reduce or eliminate the need for systemic corticosteroids. QVAR® revenues in the first quarter of 2017 were $98 million, a decrease of 27% compared to the first quarter of 2016, primarily due to net pricing effects and wholesaler and retailer inventory reductions in the U.S. QVAR® maintained its second-place position in the inhaled corticosteroids category in the United States, with an exit market share of 38.1% in terms of total number of prescriptions during the first quarter of 2017, a decrease of 0.5 points compared to the first quarter of 2016.

In April 2017 we launched AirDuo™ RespiClick® (fluticasone propionate and salmeterol) inhalation powder for the treatment of asthma in patients aged 12 years and older who are uncontrolled on an inhaled corticosteroid (ICS) or whose disease severity clearly warrants the use of an ICS/long-acting beta2-adrenergic agonist (LABA) combination. AirDuo™ RespiClick® is a fixed-dose combination asthma therapy containing an ICS and a LABA, the same active ingredients as GSK’s Advair®.

We launched AirDuo™ RespiClick® and its authorized generic simultaneously. The authorized generic is known as fluticasone propionate and salmeterol inhalation powder (multidose dry powder inhaler).

Oncology

Our oncology portfolio includes Treanda®/ Bendeka®, Granix® and Trisenox® in the United States and Lonquex®, Tevagrastim®/Ratiograstim® and Trisenox® outside the United States. Sales of these products were $270 million in the first quarter of 2017, compared to $268 million in the first quarter of 2016.

Treanda® / Bendeka® (bendamustine hydrochloride injection) are approved in the United States for the treatment of patients with chronic lymphocytic leukemia and patients with indolent B-cell non-Hodgkin’s lymphoma that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen. Bendeka®, which was launched in the United States in January 2016, is a liquid, low-volume (50 mL) and short-time 10-minute infusion formulation of bendamustine hydrochloride that we licensed from Eagle to complement our Treanda® franchise. Bendeka® is now the most-used bendamustine product on the U.S. market. The lyophilized formulation of Treanda® continues to be available, but its use has substantially declined in favor of Bendeka®.

Treanda® and Bendeka® combined revenues in the first quarter of 2017 were $157 million, compared to $155 million in the first quarter of 2016, an increase of 1%.

Women’s Health

Our women’s health portfolio includes ParaGard® and Plan B One-Step® OTC/Rx (levonorgestrel), along with other products that are marketed in various countries. Revenues from our global women’s health products were $124 million in the first quarter of 2017, an increase of 13% compared to the first quarter of 2016, mainly due to higher sales of ParaGard® and Plan B One-Step® in the United States, as well as higher women’s health sales in Europe and ROW markets.

Specialty Medicines Gross Profit

In the first quarter of 2017, gross profit from our specialty medicines segment was $1.8 billion, a decrease of $117 million compared to the first quarter of 2016. The lower gross profit was mainly a result of lower revenues.

Gross profit margin for our specialty medicines segment in the first quarter of 2017 was 86.8%, compared to 86.9% in the first quarter of 2016.

Specialty Medicines R&D Expenses

Our specialty R&D activities focus primarily on product candidates in the CNS and respiratory therapeutic areas, with additional activities in selected areas. R&D expenses relating to our specialty medicines segment in the first quarter of 2017 were $255 million, an increase of 7% compared to $239 million in the first quarter of 2016, mainly due to increased expenses for development of late stage migraine and pain products fremanezumab and fasinumab. As a percentage of segment revenues, R&D spending was 12.6% in the first quarter of 2017, compared to 11.1% in the first quarter of 2016.

Specialty R&D expenditures include certain upfront and milestone payments for products in the development phase, the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, clinical trials and product registration costs and are reported net of contributions received from collaboration partners. Our specialty R&D spending takes place throughout the development process, including (a) early-stage projects in both discovery and preclinical phases; (b) middle-stage projects in clinical programs up to phase 3; (c) late-stage projects in phase 3 programs, including where a new drug application (NDA) is currently pending approval; (d) life cycle management and post-approval studies for marketed products; and (e) indirect expenses that support our overall specialty R&D efforts but are not allocated by product or to specific R&D projects, such as the costs of internal administration, infrastructure and personnel. Furthermore, our R&D activities relating to innovation using existing molecules are managed and reported as part of our specialty R&D expenses.

Specialty Medicines S&M Expenses

S&M expenses related to our specialty medicines segment in the first quarter of 2017 were $461 million, an increase of 1%, compared to $457 million in the first quarter of 2016. As a percentage of segment revenues, S&M expenses increased to 22.8% in the first quarter of 2017 from 21.2% in the first quarter of 2016.

Specialty Medicines Profit

The profit of our specialty medicines segment consists of the gross profit for the segment, less S&M expenses and R&D expenses related to this segment. Segment profit does not include G&A expenses, amortization, research and development in process, inventory step up and certain other items. See note 17 of our consolidated financial statements and “Operating Income” below for additional information.

Profit of our specialty medicines segment was $1.0 billion in the first quarter of 2017, a decrease of 12% compared to the first quarter of 2016. This is a result of the factors discussed above, mainly lower gross profit as well as increases in R&D and S&M expenses.

Specialty medicines profit as a percentage of segment revenues was 51.4% in the first quarter of 2017, down 3.2 points from 54.6% in the first quarter of 2016. The decrease was mainly attributed to higher R&D expenses as a percentage of specialty medicines revenues (1.5 points), higher S&M expenses as a percentage of specialty medicines revenues (1.6 points) and lower gross profit as a percentage of specialty medicines revenues (0.1 points).

Our MS franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profit of our MS franchise consists of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization, research and development in process, inventory step up and certain other items. Our MS franchise profit in the first quarter of 2017 was $742 million, compared to $805 million in the first quarter of 2016. Profit of our MS franchise as a percentage of Copaxone® revenues was 76.5% in the first quarter of 2017, compared to 80.0% in the first quarter of 2016.

In May 2017, we announced that the primary endpoint of the CONCERTO trial, evaluating laquinimod in patients with relapsing-remitting multiple sclerosis (RRMS), was not met. We did see positive results on a number of secondary and exploratory endpoints and we continue to study laquinimod as a possible treatment for primary-progressive multiple sclerosis (PPMS) and for Huntington disease.

Other Activities

In addition to our generic and specialty medicines segments, we have other sources of revenues, primarily distribution activities, mostly in the United States via Anda, as well as in Israel and Hungary, sales of medical devices, contract manufacturing services related to products divested in connection with the Actavis Generics acquisition and other miscellaneous items.

Our revenues from other activities in the first quarter of 2017 were $552 million, compared to $200 million in the first quarter of 2016, mainly due to the inclusion of Anda’s revenues commencing in the fourth quarter of 2016.

Teva Consolidated Results

Revenues

Revenues in the first quarter of 2017 were $5.6 billion, an increase of 17% compared to the first quarter of 2016, primarily due to higher revenues of our generic medicines and other activities, which were mainly related to the acquisitions of Actavis Generics and Anda as well as the business venture with Takeda in Japan, partially offset by lower revenues of our specialty medicines. See “Generic Medicines Revenues,” “Specialty Medicines Revenues,” and “Other Activities” above. In light of the economic conditions in Venezuela, we exclude the quarterly changes in revenues and operating profit in any discussion of currency effects. Exchange rate movements during the first quarter of 2017 negatively impacted overall revenues by $254 million, compared to the first quarter of 2016. In local currency terms, revenues increased 22%.

Gross Profit

In the first quarter of 2017, gross profit was $2.8 billion, an increase of 1% compared to the first quarter of 2016.

Gross profit was mainly the result of factors previously discussed under “Generic Medicines Gross Profit” and “Specialty Medicines Gross Profit” above, as well as higher amortization of intangible assets and higher inventory step-up expenses.

Gross profit as a percentage of revenues was 50.1% in the first quarter of 2017, compared to 58.0% in the first quarter of 2016.

The decrease in gross profit as a percentage of revenues was primarily due to the addition of the Anda distribution business in the U.S. (2.3 points), higher amortization (1.8 points), higher inventory step-up (1.2 points), lower profitability of our generic medicines segment (1.1 points), our specialty medicines segment (1.0 point) and other activities (0.5 points).

Research and Development (R&D) Expenses

Net R&D expenses for the first quarter of 2017 amounted to $457 million, an increase of 17% compared to the first quarter of 2016.

As a percentage of revenues, R&D spending was 8.1% in the first quarter of 2017, flat compared to the first quarter of 2016.

Our R&D expenses were primarily the result of the factors previously discussed under “Generic Medicines—R&D Expenses” and “Specialty Medicines—R&D Expenses” above, as well as R&D related restructuring costs.

Selling and Marketing (S&M) Expenses

S&M expenses in the first quarter of 2017 were $971 million, an increase of 16% compared to the first quarter of 2016. The increase was mainly due to higher S&M expenses related to our generic medicines segment and to our other activities. See “Generic Medicines S&M Expenses” and “Specialty Medicines S&M Expenses” above.

As a percentage of revenues, S&M expenses were 17.2% in the first quarter of 2017, compared to 17.4% in the first quarter of 2016.

General and Administrative (G&A) Expenses

G&A expenses in the first quarter of 2017 were $236 million, compared to $304 million in the first quarter of 2016. As a percentage of revenues, G&A expenses were 4.2% in the first quarter of 2017, compared to 6.3% in the first quarter of 2016. The lower G&A expenses in the first quarter of 2017 mainly reflect income related to a legal recovery in Canada and income from milestone payments from the Attenukine™ out-license, partially offset by the increased expenses related to the Actavis Generics acquisition.

Impairments, Restructuring and Others

In the first quarter of 2017, we recorded expenses of $240 million for impairments, restructuring and others, compared to expenses of $119 million in the first quarter of 2016. The expenses in the first quarter of 2017 were mainly due to:

•	Restructuring expenses of $130 million, following the integration of Actavis Generics and other efficiency measures;

•	An expense of $52 million, as a result of the reclassification of currency translation adjustments from accumulated other comprehensive income to the statements of income, related to the divestiture of certain assets and operations of Actavis Generics in the U.K. and Ireland;

•	Integration and acquisition expenses of $23 million;

•	Contingent consideration expenses of $21 million; and

•	Impairment of long-lived assets of $11 million.

Further integration and other efficiency initiatives may drive additional restructuring expenses throughout the year.

Following FDA actions in 2016, we voluntarily discontinued all manufacturing activities at our facility in Godollo, Hungary, in order to assess and remediate quality concerns. Property, plant and equipment balances for this site as of March 31, 2017 amounted to approximately $87 million following an impairment of $80 million recorded during the fourth quarter of 2016. Any actions taken with regards to our Godollo facility may result in further impairments.

Following an FDA audit of our API facility in China in September 2016, we received a warning letter from the FDA in April 2017. We are in the process of undertaking corrective actions to address both the specific concerns raised by investigators as well as the underlying causes of those concerns. A response has been sent to the FDA.

Legal Settlements and Loss Contingencies

In the first quarter of 2017, we recorded expenses of $20 million for legal settlements and loss contingencies, compared to income of $25 million in the first quarter of 2016.

Operating Income

Operating income was $895 million in the first quarter of 2017, compared to $1.2 billion in the first quarter of 2016. As a percentage of revenues, operating income was 15.9% in the first quarter of 2017 compared to 24.2% in the first quarter of 2016.

The decrease in operating income was mainly due to lower profit of our specialty medicines segment, higher amortization, higher impairments, restructuring and others, higher inventory step-up and higher legal settlements and loss contingencies, partially offset by higher profit of our generic medicines segment, lower G&A expenses and higher profit from other activities.

The decrease in operating income as a percentage of revenues was 8.3 points, mainly due to lower profit of our specialty medicines segment (6.0 points), higher amortization (1.8 points), higher impairments, restructuring and others (1.8 points), higher inventory step-up (1.0 points) and higher legal settlements and loss contingencies (0.9 points), partially offset by lower G&A expenses (2.1 points), higher profit of other activities (0.5 points) and higher profit of our generic medicines segment (0.3 points).

The following table presents a reconciliation of our segment profit to our consolidated operating income for the three months ended March 31, 2017 and 2016:

	Three months ended
	March 31,
	2017	2016
	U.S.$ in millions
Generic medicines profit	$779	$649
Specialty medicines profit	1,038	1,175

Total segment profit	1,817	1,824
Profit (loss) of other activities	26	(4)

	1,843	1,820
Amounts not allocated to segments:
Amortization	320	189
General and administrative expenses	236	304
Impairments, restructuring and others	240	119
Inventory step-up	64	6
Costs related to regulatory actions taken in facilities	34	38
Legal settlements and loss contingencies	20	(25)
Other unallocated amounts	34	24

Consolidated operating income	895	1,165

Financial expenses, net	207	298

Consolidated income before income taxes	$688	$867

Financial Expenses, Net

In the first quarter of 2017, financial expenses amounted to $207 million, compared to $298 million in the first quarter of 2016. The decrease was mainly due to a $246 million impairment of our monetary balance sheet items related to Venezuela in the first quarter of 2016, partially offset by an increase of $151 million of interest expenses resulting from our $20.4 billion bond issuances and the $5 billion term loans borrowed in connection with the Actavis Generics acquisition as well as $24 million of increased expenses derived from net foreign exchange losses and financial derivatives.

Tax Rate

In the first quarter of 2017, income taxes amounted to $54 million, or 8%, on pre-tax income of $688 million. In the first quarter of 2016, income taxes amounted to $228 million, or 26%, on pre-tax income of $867 million.

Our tax rate for the first quarter of 2016 was mainly affected by an impairment of our monetary assets in Venezuela that did not have a corresponding tax effect. Our tax rate for the first quarter of 2017 benefitted mainly from the synergies associated with the Actavis Generics acquisition and higher level of expenses in high-tax jurisdictions. The statutory Israeli corporate tax rate is 24% in 2017. Our tax rate differs from the Israeli statutory tax rate mainly due to tax incentives in Israel and other countries, the mix of profits generated in various jurisdictions where we benefit from tax rates different than the Israeli rate, as well as infrequent or nonrecurring items.

Net Income

Net income attributable to Teva in the first quarter of 2017 was $645 million, compared to $636 million in the first quarter of 2016. This increase was due to the factors previously discussed, primarily due to lower income taxes and finance expenses, partially offset by lower operating income.

Net income attributable to ordinary shareholders in the first quarter of 2017 amounted to $580 million, compared to $570 million in the first quarter of 2016. The difference from net income attributable to Teva is due to the $65 million dividend declared for holders of our mandatory convertible preferred shares in the first quarter of 2017.

Diluted Shares Outstanding and Earnings Per Share

The weighted average diluted shares outstanding used for the fully diluted share calculation for the first quarters of 2017 and 2016 were 1,017 million and 920 million shares, respectively.

Diluted earnings per share for the three months ended March 31, 2017 and 2016 take into account the potential dilution that could occur upon the exercise of options and non-vested RSUs granted under employee stock compensation plans and one series of convertible senior debentures, using the treasury stock method.

For the three months ended March 31, 2017, no account was taken of the potential dilution resulting from the conversion of the mandatory convertible preferred shares amounting to 59 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

The increase in the number of shares outstanding compared to the first quarter of 2016 was mainly due to our issuance of approximately 100.3 million shares to Allergan in connection with the closing of the Actavis Generics acquisition on August 2, 2016 and the issuance of shares for employee options exercised and vested RSUs. The shares issued to Allergan are subject to a prohibition on transfer until August 2, 2017.

Diluted earnings per share amounted to $0.57 in the first quarter of 2017, compared to $0.62 in the first quarter of 2016.

Share Count for Market Capitalization

We calculate share amounts, using the outstanding number of shares (i.e., excluding treasury shares) plus shares that would be outstanding upon the exercise of options and vesting of RSUs and performance share units (PSUs), as well as the conversion of our convertible senior debentures and mandatory convertible preferred shares, in each case, at period end.

As of March 31, 2017 and 2016, the fully diluted share count for purposes of calculating our market capitalization was approximately 1,082 million and 1,003 million, respectively.

Impact of Currency Fluctuations on Results of Operations

In the first quarter of 2017, approximately 43% of our revenues came from sales outside of the United States. Because our results are reported in U.S. dollars, we are subject to significant foreign currency risks and accordingly, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Japanese yen, British pound, new Israeli shekel, Canadian dollar, Russian ruble and Hungarian forint) impact our results. In the first quarter of 2017, compared to the first quarter of 2016, the following currencies decreased in value against the U.S. dollar: the British pound by 14%, the Mexican peso by 11%, the Argentinean peso by 8% and the euro by 3.4%, while the following currencies increased in value against the U.S. dollar: the Russian ruble by 27%, the new Israeli shekel by 4.6% and the Japanese yen by 1% (all compared on a quarterly-average basis).

As a result, exchange rate movements during the first quarter of 2017 in comparison with the first quarter of 2016 negatively impacted overall revenues by $254 million and negatively impacted our operating income by $78 million.

In addition, we adjusted the exchange rates that we use for the Venezuelan bolivar twice during 2016 and again in February 2017, which resulted in a decrease of $217 million in revenues and $71 million in operating income, compared to the first quarter of 2016. In light of the economic conditions in Venezuela, we have excluded these changes in revenues and operating profit in any discussion of currency effects.

We are exposed to a potential impairment of our net monetary balance sheet items in Venezuela as we continue to adjust the exchange rate that we use. As of March 31, 2017, our net monetary balance sheet items amounted to approximately negative $8 million, including approximately $23 million in cash. In addition, remittance of cash outside of Venezuela is limited. We are also exposed to a potential negative impact on our revenues and profits in Venezuela.

Liquidity and Capital Resources

Total balance sheet assets amounted to $91.3 billion as of March 31, 2017, compared to $92.9 billion as of December 31, 2016.

Inventory balances as of March 31, 2017 amounted to $5.0 billion, flat compared to December 31, 2016.

Trade receivables as of March 31, 2017, net of sales reserves and allowances (“SR&A”), amounted to negative $0.2 billion, compared to negative $0.3 billion as of December 31, 2016.

Prepaid expenses as of March 31, 2017 were $1.0 billion compared to $1.4 billion as of December 31, 2016, mainly due to a decrease of $0.4 billion in prepaid income tax.

Other current assets as of March 31, 2017 were $0.7 billion compared to $1.3 billion as of December 31, 2016, mainly due to the sale of our Mylan shares.

Assets held for sale as of March 31, 2017 were $43 million compared to $0.8 billion as of December 31, 2016, mainly due to the divestiture of certain assets and operations of Actavis Generics in the U.K. and Ireland in January 2017.

Trade payables amounted to $2.4 billion as of March 31, 2017, compared to $2.2 billion as of December 31, 2016.

Employee-related obligations as of March 31, 2017, were $0.7 billion, compared to $0.9 billion as of December 31, 2016.

Accrued expenses as of March 31, 2017, were $2.5 billion, compared to $3.4 billion as of December 31, 2016. The decrease is mainly due to payments made in connection with the FCPA settlement with the DOJ and SEC as well as the ciprofloxacin settlement.

Other current liabilities as of March 31, 2017 were $0.9 billion, flat compared to December 31, 2016.

We had no liabilities held for sale as of March 31, 2017 compared to $0.1 billion as of December 31, 2016, mainly due to the divestiture of certain operations of Actavis Generics in the U.K. and Ireland In January 2017.

We monitor macro-economic risks in certain emerging markets that are experiencing economic stress, focusing on Eastern Europe and Latin America, and have taken action to limit our exposure in these regions.

Our working capital balance, which includes trade receivable net of SR&A, inventories, prepaid expenses and other current assets, trade payable, employee-related obligation, accrued expenses and other current liabilities, was negative $69 million as of March 31, 2017, compared to positive $5 million as of December 31, 2016.

Investment in property, plant and equipment in the first quarter of 2017 was approximately $0.2 billion, flat compared to the first quarter of 2016. Depreciation amounted to $0.2 billion in the first quarter of 2017, compared to $0.1 billion in the first quarter of 2016.

Cash and cash equivalents and short-term and long-term investments as of March 31, 2017 amounted to $1.2 billion, compared to $1.9 billion as of December 31, 2016. The decrease was mainly due to repayments of certain short-term debt, using proceeds from the sale of our Mylan shares as well as negative net cash flow generated during the quarter.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities and available credit facilities, primarily our $4.5 billion syndicated revolving line of credit, of which we utilized $260 million as of March 31, 2017, as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs.

2017 Debt Balance and Movements

As of March 31, 2017, our debt was $34.6 billion, a decrease of $1.2 billion compared to $35.8 billion as of December 31, 2016.

In January 2017 we repaid our GBP 510 million short-term loan.

In March 2017 we entered into a JPY 86.8 billion term loan agreement, consisting of two tranches, JPY 58.5 billion with five years maturity and JPY 28.3 billion with one year maturity with an optional six month extension. As of March 31, 2017 we have drawn JPY 20.7 billion on the JPY 28.3 billion loan.

In March 2017 we repaid at maturity a JPY 8.0 billion term loan.

During the first quarter of 2017 we repaid a net amount of $847 million on our revolving credit facility and bank facilities.

Our debt as of March 31, 2017 was effectively denominated in the following currencies: 69% in U.S. dollars, 23% in euros, 4% in Japanese yen and 4% in Swiss francs.

The portion of total debt classified as short-term as of March 31, 2017 was 6%, compared to 9% as of December 31, 2016, mainly due to a decrease in our short term borrowing as mentioned above.

Our financial leverage was 49% as of March 31, 2017, a decrease from 51% as of December 31, 2016.

Our average debt maturity was approximately 6.6 years as of March 31, 2017, compared to 6.9 years at December 31, 2016.

Shareholders’ Equity

Total shareholders’ equity was $35.7 billion as of March 31, 2017, compared to $35.0 billion as of December 31, 2016. The increase was mainly due to $0.6 billion of net income during the quarter, $0.5 billion positive impact of currency fluctuations and $0.1 billion of unrealized gain from available-for-sale securities and derivatives financial instruments, partially offset by $0.4 billion in dividend payments.

Exchange rate fluctuations affected our balance sheet, as approximately 25% of our net assets in the first quarter of 2017 (including both non-monetary and monetary assets) were in currencies other than the U.S. dollar. When compared to December 31, 2016, changes in currency rates had a positive impact of $0.5 billion on our equity as of March 31, 2017, mainly due to the change in value against the U.S. dollar of: the Mexican peso by (10%), the euro by (2%), the Japanese yen by (4%), the British pound by (1%), the Polish zloty by (6%) and the Russian ruble by (8%). All comparisons are on a quarter-end to quarter-end basis.

Cash Flow

Cash flow generated from operating activities during the first quarter of 2017 was $0.5 billion, compared to $1.4 billion in the first quarter of 2016. The decrease was mainly due to higher payments for legal settlements of $0.6 billion, primarily the FCPA settlement with the SEC and DOJ and payments related to the ciprofloxacin settlement, as well as $0.3 billion related to the final settlement of our forward starting interest rate swaps and treasury lock agreements that matured during the first half of 2016.

Cash flow generated from operating activities in the first quarter of 2017, net of cash used for capital investments, was $0.3 billion, compared to $1.2 billion in the first quarter of 2016. The decrease resulted mainly from lower cash flow generated from operating activities.

Our cash on hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

Dividends

We announced a dividend for the first quarter of 2017 of $0.34 per ordinary share. The dividend payment is expected to take place on June 22, 2017 to holders of record as of June 5, 2017.

We further announced a quarterly dividend of $17.50 per mandatory convertible preferred share. The dividend payment is expected to take place on June 15, 2017 to holders of record as of June 1, 2017.

Commitments

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments, contingent payments pursuant to acquisition agreements and participation in joint ventures associated with R&D activities.

In September 2016, we entered into an agreement to develop and commercialize Regeneron’s pain medication product, fasinumab. We paid Regeneron $250 million upfront and will share equally with Regeneron in the global commercial benefits of this product, as well as ongoing associated research and development costs of approximately $1 billion.

In October 2016, we entered into an exclusive partnership with Celltrion to commercialize two of Celltrion’s biosimilar products in development for the U.S. and Canadian markets. We paid Celltrion $160 million, of which up to $60 million is refundable or creditable under certain circumstances. We will share the profit from the commercialization of these products with Celltrion.

Dividends on our mandatory convertible preferred shares (aggregate liquidation preference of approximately $3.7 billion) are payable on a cumulative basis when, as and if declared by our board of directors at an annual rate of 7% on the liquidation preference of $1,000 per mandatory convertible preferred share. Declared dividends are paid in cash on March 15, June 15, September 15 and December 15 of each year to and including December 15, 2018.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed R&D, at a wide range of rates as a percentage of sales of certain products, as defined in such agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual property or other rights of such third party; or (2) damages to users of the related products. Except as described in our financial statements, we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. We are currently in compliance with all applicable financial ratios.

Supplemental Non-GAAP Income Data

We utilize certain non-GAAP financial measures to evaluate performance, in conjunction with other performance metrics. The following are examples of how we utilize the non-GAAP measures:

•	our management and board of directors use the non-GAAP measures to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management;

•	our annual budgets are prepared on a non-GAAP basis; and

•	senior management’s annual compensation is derived, in part, using these non-GAAP measures. While qualitative factors and judgment also affect annual bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus is based on the non-GAAP presentation set forth below.

Non-GAAP financial measures have no standardized meaning and accordingly have limitations in their usefulness to investors. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with U.S. GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with U.S. GAAP.

In arriving at our non-GAAP presentation, we exclude items that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude equity compensation expenses to facilitate a better understanding of our financial results, since we believe that this exclusion is important for understanding the trends in our financial results and that these expenses do not affect our business operations. While not all inclusive, examples of these items include:

•	amortization of purchased intangible assets;

•	legal settlements and/or loss contingencies, due to the difficulty in predicting their timing and size;

•	impairments of long-lived assets, including intangibles, property, plant and equipment and goodwill;

•	restructuring expenses, including severance, retention costs, contract cancellation costs and certain accelerated depreciation expenses primarily related to the rationalization of our plants, or to certain other strategic activities such as the realignment of R&D focus or other similar activities;

•	acquisition or divestment related items, including changes in contingent consideration, integration costs, banker and other professional fees, inventory step-up and in-process R&D acquired in development deals;

•	expenses related to our equity compensation;

•	significant one-time financing costs and devaluation losses;

•	material tax and other awards or settlements, both amounts paid and received;

•	other exceptional items that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results, such as impacts due to changes in accounting, significant costs for remediation of plants such as inventory write-offs or related consulting costs or other unusual events; and

•	tax effects of the foregoing items.

The following tables present supplemental non-GAAP data, in U.S. dollar terms, which we believe facilitates an understanding of the factors affecting our business. In these tables, we exclude the following amounts:

	Three Months Ended March 31,
	2017	2016
	U.S. $ in millions
Amortization of purchased intangible assets	320	189
Restructuring expenses	130	19
Inventory step-up	64	6
Capital loss from currency translation	52	—
Equity compensation expenses	36	24
Costs related to regulatory actions taken in facilities	34	38
Acquisition, integration and related expenses	23	47
Contingent consideration	21	51
Legal settlements and loss contingencies	20	(25)
Impairment of long-lived assets	11	13
Other non-GAAP items	15	2
Financial expense (income)	(28)	246
Minority interest	(13)	—
Corresponding tax benefit	(186)	(74)

	Three Months Ended March 31, 2017					Three Months Ended March 31, 2016
	U.S. dollars and shares in millions (except per share amounts)
	GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non- GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non- GAAP	% of Net Revenues
Gross profit (1)	2,819	377		3,196	57%	2,791	225		3,016	63%
Operating income (1)(2)	895	726		1,621	29%	1,165	361		1,526	32%
Net income attributable to ordinary shareholders (1)(2)(3)(4)	580	499		1,079	19%	570	536	66	1,172	24%
Earnings per share attributable to ordinary shareholders - diluted (5)	0.57	0.49		1.06		0.62	0.58		1.20

(1) Amortization of purchased intangible assets		267					178
Inventory step up		64					6
Costs related to regulatory actions taken in facilities		34					38
Equity compensation expenses		5					3
Other COGS related adjustments		7					—

Gross profit adjustments		377					225
(2) Restructuring expenses		130					19
Amortization of purchased intangible assets		53					11
Capital loss on currency translation		52					—
Equity compensation expenses		31					21
Acquisition, Integration and related expenses		23					47
Contingent consideration		21					51
Legal settlements and loss contingencies		20					(25)
Impairment of long-lived assets		11					13
Other operating related adjustments		8					(1)

		349					136

Operating income adjustments		726					361

(3) Financial expense (income)		(28)					246
Tax effect		(186)					(74)
Impairment of equity investment—net		—					3
Minority interest		(13)					—

Net income adjustments		499					536

(4)	Dividends on the mandatory convertible preferred shares of $66 million for the three months ended March 31, 2016 are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.
(5)	The non-GAAP weighted average number of shares was 1,017 and 979 million for the three months ended March 31, 2017 and 2016, respectively. The non-GAAP weighted average number of shares for the three months ended March 31, 2017 does not take into account the potential dilution of the mandatory convertible preferred shares (amounting to 59 million weighted average shares), which have anti dilutive effect on non-GAAP earnings per share. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

Non-GAAP Tax Rate

Non-GAAP income taxes for the first quarter of 2017 amounted to $240 million, or 17%, on pre-tax non-GAAP income of $1.4 billion. Non-GAAP income taxes in the comparable quarter of 2016 were $302 million, or 21%, on pre-tax non-GAAP income of $1.5 billion.

Our tax rate for the first quarter of 2017 was lower than the tax rate in the comparable period of 2016, mainly due to the synergies associated with the Actavis acquisition.

We expect our annual non-GAAP tax rate for 2017 to be 17%, similar to our annual non-GAAP tax rate for 2016.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. We base our judgments on our experience and on various assumptions that we believe to be reasonable under the circumstances.

As applicable to our consolidated financial statements, the most significant estimates and assumptions relate to purchase price allocation on acquisitions including determination of useful lives and contingent consideration; determining the valuation and recoverability of intangible assets and goodwill; and assessing sales reserves and allowances, uncertain tax positions, valuation allowances, contingencies, and inventory valuation. We have applied our policies and critical accounting estimates consistently to all of our businesses, including the recently acquired Actavis Generics, Anda and Rimsa businesses and our Teva Takeda business venture.

Please refer to note 1 in the Consolidated Financial Statements and Critical Accounting Policies included in our Annual Report on Form 20-F for the year ended December 31, 2016 for a summary of our significant accounting policies.

We continuously monitor for events or changes in circumstances that may impact the valuation of our goodwill. Notwithstanding the recent performance of our shares on the market, the February 2017 departure of our President and Chief Executive Officer and the announcement of the impending departure of our Chief Financial Officer, we have determined that our business has not changed in a manner that affects our conclusion that the fair value estimates of our reporting units are greater than their respective carrying amounts.

Any newly appointed chief executive officer may review our strategy and organizational structure. Any changes in strategy may lead to a reevaluation of our segments and goodwill allocation to reporting units as well as fair value attributable to our reporting units.

Recently Adopted and Issued Accounting Pronouncements

See the notes to the consolidated financial statements included in this report.

RISK FACTORS

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2016.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There are no material changes to the Quantitative and Qualitative Disclosures About Market Risk previously disclosed in our Annual Report on Form 20-F for the year ended December  31, 2016.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies” included in note 16 to the consolidated financial statements included in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: May 11, 2017	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer